As filed with the Securities and Exchange Commission on October 28, 2010	Registration No. 333-169200

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Independent Bank Corporation
(Exact name of registrant as specified in its charter)

Michigan	6021	38-2032782
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)
230 West Main Street
Ionia, Michigan 48846
(616) 527-5820
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Robert N. Shuster
Chief Financial Officer
230 West Main Street
Ionia, Michigan 48846
(616) 527-5820
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael G. Wooldridge
Varnum LLP
333 Bridge Street, P.O. Box 352
Grand Rapids, Michigan 49501-0352
(616) 336-6000

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete this offer and sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 28, 2010
PROSPECTUS
1,502,468 Shares
Common Stock
     This prospectus relates to the disposition from time to time of up to 1,502,468 shares of our common stock, or approximately 19.999% of our outstanding shares, that we may issue to Dutchess Opportunity Fund, II, LP (“Dutchess”), pursuant to an Investment Agreement between us and Dutchess, dated July 7, 2010. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.
     The selling stockholder may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section entitled “Plan of Distribution” beginning on page 30 of this prospectus. We will not be paying any underwriting discounts or commissions in connection with any offering of common stock under this prospectus.
     Our common stock is listed on the Nasdaq Global Select Market under the symbol “IBCP”. As of October 27, 2010, the closing sale price for our common stock on the Nasdaq Global Select Market was $1.91 per share.
     Investing in our common stock involves risks. We encourage you to read and carefully consider this prospectus in its entirety, in particular the risk factors beginning on page 21, for a discussion of factors that you should consider with respect to this offering.
     The shares of common stock offered are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is [•], 2010.

     This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (“SEC”), using the “shelf” registration process. Under this process, the selling stockholder may from time to time, in one or more offerings, sell the common stock described in this prospectus.
     You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.
     We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” before deciding whether to invest in any of the common stock being offered.
     As used in this prospectus, the terms “we,” “our,” “us,” and “IBC” refer to Independent Bank Corporation and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to “our bank” or “Independent Bank” in this prospectus, we are referring to Independent Bank, a Michigan banking corporation and wholly-owned subsidiary of Independent Bank Corporation.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock that may be sold by the selling stockholder from time to time in one or more offerings. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules to the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed or incorporated by reference as an exhibit to the registration statement.
     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.
     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 0-7818):
•	our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 26, 2010;

•	our Current Report on Form 8-K filed with the SEC on January 27, 2010;

•	our Current Report on Form 8-K filed with the SEC on January 29, 2010;

•	our Current Report on Form 8-K filed with the SEC on February 3, 2010;

•	our Schedule TO filed with the SEC on March 1, 2010;

•	our Amendment No. 1 to Schedule TO filed with the SEC on March 18, 2010;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 24, 2010;

•	our Amendment No. 2 to Schedule TO filed with the SEC on April 1, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 2, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 6, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 9, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 12, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 21, 2010;

•	our Current Reports on Form 8-K filed with the SEC on April 23, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 30, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 11, 2010;

•	our Current Reports on Form 8-K filed with the SEC on May 14, 2010;

•	our Current Report on Form 8-K filed with the SEC on May 28, 2010;

•	our Current Reports on Form 8-K filed with the SEC on June 4, 2010;

•	our Current Report on Form 8-K filed with the SEC on June 21, 2010;

•	our Current Report on Form 8-K filed with the SEC on June 23, 2010;

•	our Current Report on Form 8-K filed with the SEC on June 25, 2010;

•	our Current Report on Form 8-K filed with the SEC on July 27, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 6, 2010;

•	our Current Report on Form 8-K filed with the SEC on August 31, 2010;

•	our Current Report on Form 8-K filed with the SEC on September 21, 2010;

•	our Current Report on Form 8-K filed with the SEC on September 30, 2010; and.

•	our Current Report on Form 8-K filed with the SEC on October 28, 2010.

     Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in an amendment or supplement to this prospectus modifies or replaces such information.
     We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to: Independent Bank Corporation, Attn: Investor Relations, 230 West Main Street, Ionia, Michigan 48846. Our telephone number is (616) 527-5820. In addition, all of the documents incorporated by reference into this prospectus may be accessed from our web site at http://www.IndependentBank.com.
FORWARD-LOOKING STATEMENTS
     Discussions and statements in this prospectus and the documents incorporated by reference into this prospectus that are not statements of historical fact, including, without limitation, statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “forecast,” “anticipate,” “estimate,” “project,” “intend,” “likely,” “optimistic” and “plan,” and statements about future or projected financial and operating results, plans, projections, objectives, expectations, and intentions and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include, but are not limited to, descriptions of plans and objectives for future operations, products or services, and projections of our future revenue, earnings or other measures of economic performance, forecasts of credit losses and other asset quality trends, predictions as to our bank’s ability to maintain certain regulatory capital standards, our expectation that we will have sufficient cash on hand to meet expected obligations during 2010, and our expectations regarding a decrease in payment plan receivables held by Mepco and the resulting effect on our net interest margin. These forward-looking statements express our current expectations, forecasts of future events, or long-term goals and, by their nature, are subject to assumptions, risks, and uncertainties. Although we believe that the expectations, forecasts, and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including the risks and uncertainties detailed under “Risk Factors” set forth in this prospectus and the following:
•	our ability to successfully raise new equity capital in a public offering, effect a conversion of our outstanding preferred stock held by the Treasury into our common stock, and otherwise implement our Capital Plan;

•	the failure of assumptions underlying the establishment of and provisions made to our allowance for loan losses;

•	the timing and pace of an economic recovery in Michigan and the United States in general, including regional and local real estate markets;

•	the ability of our bank to remain well-capitalized;

•	increased competition for deposits and loans which could affect portfolio compositions, rates, and terms;

•	changes in the levels of prepayments received on loans and investment securities that adversely affect the yield and value of our earning assets;

•	the failure of assumptions underlying our estimate of probable incurred losses from vehicle service contract payment plan counterparty contingencies, including our assumptions regarding future cancellations of vehicle service contracts, the value to us of collateral that may be available to recover funds due from our counterparties, and our ability to enforce the contractual obligations of our counterparties to pay amounts owing to us;

•	further adverse developments in the vehicle service contract industry, whose current turmoil has increased the credit risk and reputation risk for our subsidiary, Mepco;

•	potential limitations on our ability to access and rely on wholesale funding sources;

•	the continued services of our management team, particularly as we work through our asset quality issues and the implementation of our Capital Plan;

•	implementation of the recently enacted “Dodd-Frank Wall Street Reform and Consumer Protection Act” or other new legislation, which may have significant effects on us and the financial services industry, the exact nature and extent of which cannot be determined at this time;

•	the impact of compensation and other restrictions imposed under the Troubled Asset Relief Program (TARP) until the Treasury ceases to own any of our debt or equity securities acquired pursuant to the Exchange Agreement, dated as of April 2, 2010, between IBC and the Treasury (the “Exchange Agreement”) or the amended and restated Warrant, dated April 16, 2010, we issued to the Treasury in connection therewith (the “amended and restated Warrant”);

•	changes in the scope and cost of FDIC insurance, increases in regulatory capital requirements, and changes in the TARP’s Capital Purchase Program;

•	the impact of legislative and regulatory changes, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application of such laws, regulations, and policies by regulators;

•	the potential loss of core deposits if the challenging banking environment persists or the economy significantly deteriorates;

•	changes in accounting principles, policies, and guidelines applicable to bank holding companies and the financial services industry;

•	the risk that sales of our capital stock could trigger a reduction in the amount of net operating loss carryforwards that we may be able to utilize for income tax purposes;

•	the risk that our common stock may be delisted from the Nasdaq Global Select Market;

•	the ability to manage the risks involved in the foregoing; and

•	other factors and risks described under “Risk Factors” in this prospectus and the documents incorporated by reference into this prospectus, which we urge you to read carefully.
     In addition, other factors not currently anticipated may also materially and adversely affect our results of operations, cash flows, financial position, and prospects. We cannot assure you that our future results will meet expectations. While we believe the forward-looking statements in this prospectus and the information incorporated herein by reference are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUMMARY
     This summary does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read the entire prospectus (as supplemented and amended), including the “Risk Factors” section as well as the financial data and related notes, risk factors and other information incorporated by reference in this prospectus, before making an investment decision.
Reverse Stock Split
     On August 31, 2010, we effected a reverse stock split of our issued and outstanding common stock. Pursuant to this reverse stock split, each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock. All share or per share information included in this prospectus, excluding our consolidated financial statements and related notes incorporated by reference in this prospectus, has been retroactively restated to reflect the effects of the reverse stock split.
About Independent Bank Corporation
     Independent Bank Corporation, headquartered in Ionia, Michigan, is a regional bank holding company providing commercial banking services to individuals, small to medium-sized businesses, community organizations, and public entities. Our wholly-owned banking subsidiary, Independent Bank, was founded in 1864 and operates 105 banking offices that are primarily located in mid-sized Michigan communities such as Grand Rapids, Battle Creek, Lansing, Troy, Bay City, and Saginaw, as well as more rural and suburban communities throughout the lower peninsula of Michigan.
     Our bank provides a comprehensive array of products and services to individuals and businesses in the markets we serve. These products and services include checking and savings accounts, commercial loans, direct and indirect consumer financing, mortgage lending, and commercial and municipal treasury management services. Our bank’s mortgage lending activities are primarily conducted through a separate mortgage bank subsidiary. In addition, Mepco Finance Corporation (“Mepco”), a wholly-owned subsidiary of our bank, acquires and services payment plans used by consumers to purchase vehicle service contracts and similar products provided and administered by third parties. We also offer title insurance services through a separate subsidiary of our bank and investment and insurance services through a third party agreement with PrimeVest Financial Services.
Background
     Our bank began to experience rising levels of non-performing loans and higher provisions for loan losses in 2006 as the Michigan economy experienced economic stress ahead of national trends. Although our bank remained profitable through the second quarter of 2008, it incurred seven consecutive quarterly losses since the third quarter of 2008, which have pressured its capital ratios. While our bank still remains well-capitalized under federal regulatory guidelines, we project that due to our elevated levels of non-performing assets, as well as anticipated losses in the future, an increase in equity capital is necessary in order for our bank to remain well-capitalized and take advantage of opportunities outlined in our business strategy below.
     In 2009, we retained financial and legal advisors to assist us in reviewing our capital alternatives. We have since discontinued cash dividends on our common stock and exercised our right to defer all quarterly distributions on our outstanding trust preferred securities, as well as on all shares of preferred stock issued to the U.S. Department of the Treasury (the “Treasury”) pursuant to the Troubled Asset Relief Program (TARP). In December 2009 (as subsequently amended), the board of directors of our bank adopted resolutions designed to enhance and strengthen our operations, performance, and financial condition. Importantly, alongside other resolutions aimed at improving asset quality, earnings, liquidity, and risk management, the resolutions require our bank to achieve and maintain a minimum Tier 1 leverage ratio of 8% and a minimum total risk-based capital ratio of 11% by approximately November 30, 2010. As of June 30, 2010, these ratios were 6.37% and 10.55%, respectively.
     In January 2010, our board of directors adopted a capital restoration plan (the “Capital Plan”) that documents our objectives and plans for meeting these target ratios. The three primary initiatives of our Capital Plan are
•	the conversion of our shares of Series A Preferred Stock which we issued to the Treasury under the Capital Purchase Program (CPP) of TARP into shares of our common stock;

•	an offer to exchange shares of our common stock for our outstanding trust preferred securities; and

•	a public offering of our common stock in which we seek to raise approximately $110 million of new equity capital.
     The exchange of our trust preferred securities has not resulted, and the conversion of the preferred stock held by the Treasury into shares of common stock will not result, in any cash proceeds to us. However, both initiatives will give us additional tangible common equity and allow us to reduce our future interest expense and eliminate preferred dividend payments to the Treasury. A public offering of our common stock described above will result in cash proceeds and a corresponding increase in our tangible common equity.
     To date, we have made progress on a number of initiatives to advance the Capital Plan:
•	On January 29, 2010, we held a special shareholder meeting at which our shareholders approved an increase in the number of shares of common stock we are authorized to issue from 60 million to 500 million. Our shareholders also gave the required shareholder approval for the conversion of preferred stock held by the Treasury into shares of our common stock and the issuance of shares of our common stock in exchange for our outstanding trust preferred securities.

•	On April 16, 2010, we closed an Exchange Agreement with the Treasury pursuant to which the Treasury exchanged $72 million in aggregate liquidation value of our Series A Preferred Stock issued to the Treasury under TARP, plus approximately $2.4 million in accrued but unpaid dividends on such shares, into mandatory convertible preferred stock (new Series B Convertible Preferred Stock). As part of this exchange, we also amended and restated the terms of the Warrant issued to the Treasury in December 2008 to purchase 346,154 shares of our common stock in order to adjust the initial exercise price of the Warrant to be equal to the conversion price applicable to the Series B Convertible Preferred Stock.

The shares of Series B Convertible Preferred Stock are convertible into shares of our common stock. Subject to the receipt of applicable approvals, the Treasury has the right to convert the Series B Convertible Preferred Stock into our common stock at any time. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock at any time provided the following conditions are met:
(1)	we receive appropriate approvals from the Federal Reserve;

(2)	at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;

(3)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(4)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required. (See “Description of Our Capital Stock” below.)
Once we meet the conditions described above, we intend to immediately convert the Series B Convertible Preferred Stock into shares of our common stock. For each share of Series B Convertible Preferred Stock with a $1,000 liquidation value, we will issue a number of shares of common stock equal to $750 divided by a conversion price of $7.234, subject to any necessary anti-dilution adjustments. At the time any  shares of Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the Series B Convertible Preferred Stock being converted in cash or, at our option, in shares of our common stock, in which case the number of  shares to be issued will be equal to the amount of accrued and unpaid dividends to be paid in common stock divided by the market price of our common stock at the time of conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock). Accrued and unpaid dividends on the Series B Convertible Preferred Stock totaled approximately $0.8 million at June 30, 2010. Unless earlier converted, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on April 16, 2017, subject to the prior receipt of any required regulatory and shareholder approvals. In that case, the shares of preferred stock will convert based on the full $1,000 liquidation value per share (i.e., there will be no 25% discount to the liquidation value, as there will be for an early conversion by us or the Treasury).
•	On June 23, 2010, we completed the exchange of an aggregate of 5,109,125 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities. As a result, we have satisfied the condition to our ability to compel a conversion of the Series B Convertible Preferred Stock held by the Treasury that at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock.

•	On July 8, 2010, we filed with the SEC a registration statement, including a prospectus, to register $110 million of our common stock in a public offering as contemplated by our Capital Plan. To date, such registration statement has not become effective and we have not otherwise commenced the public offering.
     The offering described in the prospectus included in the registration statement we filed on July 8, 2010 is a critical step to our ability to achieve the target capital ratios set forth in our Capital Plan. While we are not currently subject to a regulatory agreement or enforcement action and while our bank remains “well capitalized” under federal regulatory standards, we believe our bank is likely to fall below the standards necessary to remain “well-capitalized” during the fourth quarter of 2010 if we are unable to raise additional capital in that offering or sufficient capital through the Equity Line discussed below. We expect this would have a number of material and adverse consequences, as discussed in the “Risk Factors” in the documents incorporated by reference into this prospectus.
Equity Line With Dutchess
     On July 7, 2010, we entered into the Investment Agreement with Dutchess that establishes an equity line facility (the “Equity Line”) as a contingent source of liquidity for our holding company. Under the Investment Agreement, Dutchess committed to purchase, from time to time over a period of 36 months and subject to certain conditions, up to $15 million of our common stock, subject to the limitation that we may not issue more than approximately 1,502,468 shares to Dutchess without the approval of our shareholders to comply with NASDAQ Marketplace Rule 5635. In connection with the Investment Agreement, we entered into a Registration Rights Agreement with Dutchess.
     The shares of common stock that may be issued to Dutchess under the Investment Agreement will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Registration Rights Agreement, we have filed a registration statement, of which this prospectus is a part, covering the possible resale by Dutchess of up to 1,502,468 shares that we may issue to Dutchess under the Investment Agreement. Through this prospectus, the selling stockholder may offer to the public for resale shares of our common stock that we may issue to Dutchess pursuant to the Investment Agreement.
     The registration statement of which this prospectus is a part registers 1,502,468 shares of our common stock issuable pursuant to the Investment Agreement with Dutchess. Subject to our receipt of shareholder approval to comply with NASDAQ Marketplace Rule 5635, we may file one or more registration statements covering the resale of additional shares of our common stock issuable pursuant to the Investment Agreement, up to an aggregate purchase price of $15 million including the purchase price paid by Dutchess to us for the shares offered hereby, beginning at the later of 60 days after Dutchess and its affiliates have resold substantially all of the common stock registered for resale under the registration statement of which this prospectus is a part, or six months after the effective date of the registration statement of which this prospectus is a part. However, we have no obligation to issue any minimum number of shares of our common stock pursuant to the Equity Line. We will only be obligated to obtain shareholder approval to comply with NASDAQ Marketplace Rule 5635 if we decide to issue more than approximately 1,502,468 shares to Dutchess.
     For a period of 36 months from the first trading day following the effectiveness of the registration statement of which this prospectus is a part, we may, from time to time, at our sole discretion, and subject to certain conditions that we must satisfy, draw down the Equity Line by selling shares of our common stock to Dutchess. The amount we are entitled to put in any one “draw down” may not exceed the greater of (1) two, multiplied by the average daily volume of our common stock for the three trading days immediately prior to the date Dutchess receives a put notice from us, multiplied by the average of the three daily closing prices of the common stock immediately preceding such date, or (2) $250,000. The purchase price of these shares will be at a discount of 5% to the lowest volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the date Dutchess receives a put notice from us and ending on and including the date that is four trading days after such date. We have the option of specifying a floor price in any put notice. If the purchase price, determined as described above, is less than the floor price, then the purchase price automatically adjusts up to the floor price and Dutchess is only obligated to purchase, and we are only obligated to sell, the number of shares specified by Dutchess in the put settlement statement with respect to such put notice. During the period between the put notice date and the closing date with respect to that particular put, we are not entitled to deliver another put notice.
     Certain conditions must be satisfied before we are entitled to put shares to Dutchess, including the following:
•	there must be an effective registration statement under the Securities Act to cover the resale of the shares by Dutchess;

•	our common stock must be listed on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE Amex, the New York Stock Exchange, the OTC Bulletin Board or the Pink Sheets, and we must not be in receipt of any notice of any pending or threatened proceeding or other action to suspend the trading of our common stock from the market on which it is then listed;

•	we must have complied with our obligations and not otherwise be in breach of or in default under the Investment Agreement or the Registration Rights Agreement;

•	no injunction or other governmental action shall remain in force which prohibits the purchase by or the issuance of the shares to Dutchess;

•	the issuance of such shares must not violate any shareholder approval requirements of the market on which our common stock is then listed; and

•	our representations and warranties to Dutchess must be true and correct in all material respects.

     The parties negotiated the amount of the Equity Line ($15 million) before entering into the Investment Agreement on July 7, 2010. This was the approximate amount we would have been able to draw down without shareholder approval under NASDAQ Marketplace Rule 5635 based on the market price of our common stock at that time (early- to mid-June 2010). The market price of our common stock has declined significantly since that time. As a result, based on current market prices, we would not be able to drawn down more than approximately $2.2 million without shareholder approval under NASDAQ Marketplace Rule 5635. However, the extent to which we will be able to draw down, or will need to draw down, the Equity Line is dependent upon various factors, including our future financial performance, the market price of our common stock at the time of any put exercise, whether we are successful in raising capital in the offering described in the prospectus included in the registration statement we filed on July 8, 2010, and our ability to obtain any necessary shareholder approval under NASDAQ Marketplace Rule 5635 in order to issue more than approximately 1,502,468 shares pursuant to the Equity Line.
     The Investment Agreement further provides that IBC and Dutchess are each entitled to customary indemnification from the other for any losses or liabilities we or it suffers as a result of any breach by the other of any provisions of the Investment Agreement or the Registration Rights Agreement, or as a result of any third party claims arising out of or resulting from the other party’s execution, delivery, performance or enforcement of the Investment Agreement or the Registration Rights Agreement.
     The Investment Agreement also contains representations and warranties of IBC and Dutchess. Such representations and warranties were made for purposes of the Investment Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Investment Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a shareholder might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.
     Dutchess has also agreed pursuant to the Investment Agreement not to sell short any of our securities, either directly or indirectly through its affiliates, principals or advisors during the term of the Investment Agreement. However, in connection with the distribution of our common stock or otherwise, Dutchess may enter into certain other hedging transactions. Please see “Risk Factors” and “Plan of Distribution” below.
     In connection with the preparation of the Investment Agreement and the Registration Rights Agreement, we paid Dutchess a non-refundable document preparation fee of $15,000. However, we did not issue Dutchess any shares of our common stock or other securities. No fees or commissions are payable at the time of any put under the Investment Agreement.
Our Markets
     We have a relationship-based, community bank model, with a 105-branch network that provides a full offering of banking products and services to retail and business customers in the Michigan markets we cover.
     The table below presents the composition of our branch footprint and core deposit base as of June 30, 2010 by the regions of Michigan in which we operate:
($ in millions)

			Core	% of Core
Region	Representative Cities	Branches	Deposits(1)	Deposits
East / “Thumb”	Bay City / Saginaw	37	$621	32.5%
West	Ionia / Grand Rapids	26	492	25.7%
Central	Lansing / Battle Creek	21	363	19.0%
Northeast	Gaylord / Alpena / Tawas	14	279	14.6%
Southeast	Troy	7	156	8.2%

Total		105	$1,911	100%

(1)	Includes core deposits only. At June 30, 2010, core deposits accounted for approximately 80% of our total deposits of $2.4 billion.
     These regions have distinct demographic and economic characteristics, as summarized below:

•	East / “Thumb” Region: We have a substantial branch footprint in the eastern part of the state, which is primarily comprised of rural communities that provide strong core deposits and pricing leverage. Saginaw, Midland, and Bay counties are included in this region. The counties of Saginaw and Bay are well-known for their agricultural communities and manufacturing and health services sectors and are also home to a growing alternative energy sector, including solar, wind and battery technology. This region is home for Dow Chemical Company and Saginaw Valley State University.

•	West Region: The west region includes our headquarters in Ionia and the Grand Rapids metropolitan statistical area. Grand Rapids is in Kent County, which has generally experienced lower levels of unemployment as compared to the Michigan state level. As of July 2010, Kent County had an unseasonally adjusted unemployment rate of 11.7%, compared to 14.0% for the state of Michigan as a whole. Kent County is the home to several major employers, including Meijer, Steelcase, Spectrum Heath, Spartan Stores, Wolverine World Wide, and the world headquarters for Alticor Inc., the parent company of Amway.

•	Central Region: Our operations throughout the central part of Michigan are primarily located in Lansing and Battle Creek. Lansing, in Ingham County, is the state capital and home to Michigan State University, which provides the core of a stable employment base. Calhoun County, home to Battle Creek, includes the corporate headquarters for The Kellogg Company and maintains an unemployment rate below the state average.

•	Northeast Region: With branch locations throughout the northeast portion of the lower peninsula, we maintain a strong base of core deposits in our northeast region. Longer distances between communities and a loyal customer base create distinct pricing advantages in these markets. Seasonal and tourism-related employment is significant in this region, which contains a large portion of the Great Lakes shoreline. The local economy also includes a small industrial base, including cement manufacturers and limestone and gypsum mining, and a small agricultural base of potato, dry bean, and grape farmers.

•	Southeast Region: A smaller portion of our franchise is in southeastern Michigan, primarily in Oakland County, which has attractive demographics. With a population of 1.2 million people, Oakland County has a strong median household income of almost $78,000, which is the second highest in the state. While the southeast region currently only accounts for approximately 8% of our deposit base, we believe Oakland County presents a good opportunity for future deposit growth and lending opportunities.
Michigan Economic Update
     While the Michigan economy has been under stress for the past several years, we believe our markets are beginning to stabilize. Below is a summary of certain economic trends of our markets:
•	Unemployment: While Michigan has the second highest unemployment rate in the United States (as of July 2010), both the unemployment rate and nonfarm payrolls have showed positive trends for the past several quarters. On a seasonally-adjusted basis, the July unemployment rate of 13.1% for Michigan was the lowest monthly rate since March 2009. A number of our key counties have unemployment rates below the rate for the entire state, including Kent, Bay, Saginaw, Calhoun, Oakland and Ingham counties. After losing approximately 200,000 jobs in each of 2008 and 2009, the loss rate stabilized in the second half of 2009 and into the first part of 2010. In addition, University of Michigan economists expect positive private sector job growth in 2011, which would be the first year of positive private sector employment growth in a decade.

•	Housing Market: The Michigan housing market is beginning to see signs of stabilization. Based on U.S. Census data, Michigan housing permits year to date 2010 are up 36% from year to date 2009, pointing to early signs of a recovery in the Michigan housing market.

•	Reduced Dependence on Automotive Sector: Over the past 10 years, the Michigan economy has significantly reduced its reliance on the automotive and other manufacturing sectors and shifted to service-based industries. According to the U.S. Bureau of Labor Statistics, the motor vehicle industry comprised 6.8% of nonfarm payrolls as of July 2000 as compared to 3.2% as of July 2010. Over the same time period, total manufacturing jobs decreased substantially, from 19.3% to 12.4%. Meanwhile, jobs in education and health services have increased by 23% over the 10-year period and now represent 16% of Michigan’s jobs as compared to approximately 11% in 2000. Trade, transportation, utilities and government now provide the largest contribution to the Michigan economy in terms of number of jobs. In addition, since our franchise is primarily located in the western and northern portions of Michigan, our markets are not as dependent on the U.S. auto industry as other parts of Michigan, such as Detroit and southeast Michigan.

•	Other Economic Indicators: The Michigan Economic Activity Index equally weighs nine, seasonally adjusted coincident indicators of real economic activity that reflect activity in the construction, manufacturing and service sectors as well as job growth and consumer outlays. The index is measured on a scale of 110. The index rose three points in July from May 2010 to 87 points, representing a 23% increase from July 2009 and marks the largest year-on-year index increase since December 2004. Prior to the recession, the index ranged between approximately 93 and 105 between January 2000 and mid-2007.

     Our asset quality trends are consistent with these recent positive economic trends for the state of Michigan. We believe we have made additional progress in improving asset quality, as reflected in a reduction of our nonperforming loans, classified assets, early stage delinquencies and provisions for loan losses. As of June 30, 2010, our levels of non-performing loans have now declined for six consecutive quarters, and our loans 30-89 days past due have consistently improved over the last four quarters. These indicators support our belief that our emphasis on managing asset quality and the beginning stabilization of the Michigan economy is resulting in improving asset quality metrics.
Our Competitive Strengths
     We believe we are well positioned to take advantage of opportunities in Michigan. Our key competitive strengths include:
•	Strong Core Earnings: We have historically had strong pre-tax, pre-provision earnings, which we believe is largely attributable to our community bank business model. Our loyal customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers even after removing the significant positive impact Mepco has had on our net interest margin. In addition, our non-interest income has historically been a significant element of our financial performance, and we are attempting to grow non-interest income in order to diversify our revenues within the financial services industry. Finally, we are focused on reducing non-interest expenses, such as moving towards a paperless operating environment, which allows for a more efficient business unit workflow, and working with our vendors to improve the pricings for the services and products they provide.

•	Substantial Core Deposit Base: We have a large, stable base of core deposits that provides cost-effective funding for our lending operations. We believe our full product suite of electronic banking and remote deposit capture is attractive to our customer base and allows us to efficiently attract new deposit relationships. At June 30, 2010, core deposits accounted for approximately 80% of our total deposits.

•	Experienced Management Team: Our management team includes executives with extensive experience in the banking industry, both at larger financial institutions and in the Michigan market. Michael M. Magee, our President and Chief Executive Officer, has over 32 years of banking experience and has been with us for 23 years. Four of the other five members of our executive management each have over 23 years of banking experience, a majority of which have been in our core Michigan markets. Our recently-hired General Counsel has over 25 years experience specializing in commercial law and creditors’ rights and was hired as part of our comprehensive efforts to improve and make more cost-efficient our management of problem loans and other assets. Key roles within our management team are held by executives with extensive bank backgrounds:

		Years in		Years at
Name	Title	Banking		the Bank
Michael M. Magee	President & CEO	32		23
Robert N. Shuster	EVP – CFO	27		11
W. Brad Kessel	EVP – COO	23	(1)	16
David C. Reglin	EVP – Retail Banking	28		28
Stefanie M. Kimball	EVP – Chief Lending Officer	28		3
Mark Collins	EVP – General Counsel	25	(2)	1

(1)	Experience includes positions within the financial services group at a large accounting firm.

(2)	Experience includes specialization in commercial law and creditors’ rights at a large, Grand Rapids-based law firm.
•	Successful Acquisition and Integration History: Over the past 20 years, we have made 12 acquisitions of depository institutions and branches. Our management team has a history of successfully integrating these acquisitions and delivering strong operating results. In 2007, following our most recent acquisition of 10 branches, we consolidated our 4 charters under Independent Bank to improve operational efficiency, credit and risk management processes, and reduce expenses. We believe our management team possesses the capabilities and experience to successfully pursue strategic opportunities in the future.

•	Well-Positioned for Growth: We have operated in the Michigan market for over 100 years and are one of the largest banks solely focused on the state of Michigan. We are positioned in the marketplace as a local community bank that is large enough to provide a wide range of banking services, yet small enough to deliver personalized service to our customer base. We have strong commercial lending capabilities, including an experienced credit administration team and group of senior lenders.

•	Proactive Approach to Credit: We believe the improvements we made to our credit administration and risk management programs and processes since the second quarter of 2007 in response to deteriorating economic conditions allow us to better identify problem areas and respond quickly, decisively, and aggressively. We implemented industry best practices throughout the life cycle of a loan to include the loan origination, monitoring, and servicing as well as, if necessary, workout stages. Our philosophy of “working with our clients as long as they are working with us” has resulted in numerous successful restructured loans. As an example of our approach to the recent credit environment, we began curtailing new originations of commercial loans in the second quarter of 2007 and have reduced the construction, land, and land development segments of our commercial loan portfolio from approximately $228 million at December 31, 2007 to $76 million at June 30, 2010.
Our Credit Strategy
     We believe we employ a prudent credit culture that includes sound underwriting, centralized credit and risk management functions, comprehensive loan review processes, and diligent asset workout and collection efforts. Highlights of our credit strategy are set forth below.
Our Relationship Banking Approach
     Our credit strategy reflects the main principles of our community banking model which emphasize development of a full customer relationship. We emphasize a “know your customer” approach and seek to provide credit together with primary depository and cash management services. This strategy enables our bankers to listen closely to our clients in order to improve their understanding of our customers’ needs and facilitate their ability to offer tailored banking solutions. We believe our recent, excellent J. D. Power ratings reflect our customers’ appreciation and high satisfaction with the services we provide.
Improvements to Our Credit Policy and Processes
     As Michigan began to experience economic stress and our asset quality deteriorated, we completed comprehensive reviews of our credit policy and processes and revised them as we believed appropriate for the current credit cycle, including:
•	We strengthened our credit team through key appointments and experienced hires from larger commercial banks, including a Chief Lending Officer, to oversee the implementation of best credit practices. We made key additions to our already experienced commercial lending team, including Senior Vice Presidents of Credit Processes, Special Assets, and Credit Administration, and a new Loan Review Manager. In our retail department, we made key appointments and realigned the critical collection function of two Senior Vice Presidents and two Vice Presidents. We also hired an in-house general counsel to specifically focus on workouts, provide legal guidance to our workout team, and improve our management of legal costs in the workout and other disposition processes.

•	We enhanced our training to provide comprehensive and ongoing in-house credit, underwriting, and risk management training programs that leverage our systems and infrastructure. Further, we implemented a process to provide ongoing coaching of our lenders in negotiations, customer communication, problem credit resolution, and development of specific action plans.

•	We implemented a range of credit initiatives designed to strengthen our credit oversight and risk management function, minimize losses from our legacy portfolio and reduce the level of our non-performing assets. In addition to the consolidation of our 4 bank charters, we implemented a new process to increase the coordination between our retail and commercial operations as they relate to underwriting, loan review and oversight, and problem credit resolution. We also expanded our quality control function that monitors new retail loan originations.
Realignment of Credit Portfolios
     For the past two years, we have pursued a conservative credit strategy of net deleveraging in order to meet the challenges of this credit cycle. In response to the changing economic circumstances and opportunities in Michigan, we shifted our strategic direction in portfolio lending towards high quality loan segments and sustainable organic growth in the markets we serve. Since 2007, we have significantly reduced our exposure to commercial real estate (CRE). Our CRE portfolio (excluding owner occupied) was $418.4 million at June 30, 2010, down from $607.2 million in the fourth quarter of 2007. We have also de-emphasized other high risk segments, such as land, land development, and construction loans, which currently represent less than 4% of our total loan portfolio. As a result of these efforts and the curtailment of originations in recent years, our income producing portfolio is more seasoned and diversified. We continue to focus our loan origination efforts on high quality, profitable commercial loan segments such as small business and middle market loans generated through our branch and referral networks. We utilize government guarantee programs, such as the SBA program, where appropriate. We also intend to continue our focus on building relationships with C&I clients as an attractive target customer segment. We believe we underwrite consumer loans for boats, autos, and home improvements on a conservative basis. We have focused our retail mortgage loan efforts on originating loans for sale, which are attractive for their associated gains on sales. Our strategy is to sell the majority of our first mortgage loans into the secondary market and selectively retain in our portfolio adjustable rate mortgage (ARM) products with strong underwriting metrics. In addition, as described in more detail below, we have implemented a strategy to significantly reduce the payment plan receivables generated by Mepco in light of losses Mepco has recently incurred, increased risks in the vehicle service contract industry, and our desire to return our focus to our core banking competencies.
Our Proactive Management of Troubled Loans
     We proactively manage troubled loans and have focused on early loss recognition throughout the current credit cycle. In response to challenges in this credit cycle, we have implemented a comprehensive foundation of credit best practices. Highlights include:
•	Formation of a special assets team of experienced lenders and collection personnel to ensure effective management of the substandard and nonaccrual loans;

•	Comprehensive review and enhancement of our portfolio analytics, specifically as they relate to segment reporting, migration analysis, and stress testing;

•	Implementation of independent risk ratings designed to ensure consistent risk measurement;

•	Adherence to a disciplined quarterly watch process to manage high-risk loans;

•	Strengthening of our collateral monitoring process for CRE, construction loans, and C&I lending, with centralized monitoring and reporting functions;

•	Regular analysis of portfolio migration to establish the appropriate level of general reserves for each loan grade;

•	Establishment of key vendor relationships with realtors, property managers, and other real estate management service providers to obtain up-to-date market feedback and for assistance in the workout and disposition process;

•	Regular acquisition and review of new credit bureau scores on our retail portfolios to aid collection efforts and guide retail loss forecasts;

•	Implementation of retail collection initiatives and loss mitigation programs to increase home retention, avoid unnecessary foreclosures, and minimize associated costs; and

•	Regular monitoring of the secondary market for potential sale of our non-performing loans, which we will consider as market conditions warrant.
     Our approach is to “work with our clients as long as they are working with us.” We believe this customized approach to our clients’ lending needs has produced, and should continue to produce, better results for us than if we used the less personalized approaches of some of our competitors. One indicator of the success of our approach is, for example, that approximately 78% of our retail restructured loans remained performing six months after modification as of June 30, 2010.
Loan Quality Update and Trends
     We believe our asset quality metrics and credit trends have started to show signs of improvement over the last several quarters. Our non-performing loans (NPLs) decreased 34.5% in the second quarter of 2010 from their peak in the first quarter of 2009 and declined 23.1% from the fourth quarter of 2009. A breakdown of NPLs (excluding loans classified as “troubled debt restructurings” (TDRs) that are still performing) by loan type is as follows:

Loan Type	June 30,	Dec. 31,	June 30,
	2010	2009	2009
	($ in millions)
Commercial	$37.6	$50.4	$63.0
Consumer/installment	5.9	8.4	7.8
Mortgage	38.6	48.0	51.4
Payment plan receivables(1)	2.4	3.1	3.1

Total	$84.5	$109.9	$125.3

Ratio of non-performing loans to total portfolio loans	4.16%	4.78%	5.13%

Loan Type	June 30,	Dec. 31,	June 30,
	2010	2009	2009
	($ in millions)
Ratio of non-performing assets to total assets	4.61	4.77	5.21

Ratio of the allowance for loan losses to non-performing loans	89.46	74.35	52.10

Ratio of 30-89 days past due loans to total portfolio loans	2.59	2.81	3.14

(1)	Represents payment plans for which no payments have been received for 90 days or more and for which Mepco has not yet completed the process to charge the applicable counterparty for the balance due to Mepco.
     The decrease in NPLs since year-end 2009 is due principally to declines in non-performing commercial loans and residential mortgage loans. These declines primarily reflect net charge-offs of loans, negotiated transactions, and the migration of loans into other real estate (ORE). Non-performing commercial loans largely relate to delinquencies caused by cash flow difficulties encountered by real estate investors. Non-performing commercial loans have declined for the past six quarters. The elevated level of non-performing residential mortgage loans is primarily due to delinquencies reflecting both weak economic conditions and soft residential real estate values in many parts of Michigan. However, retail NPLs have shown four quarters of improvement and are now at their lowest level since the first quarter of 2009.
     Loans classified as “troubled debt restructurings” (TDRs) are loans for which we have modified the terms. A TDR loan that continues to perform after being modified is not included in our NPLs, except with respect to certain retail loans, as noted in footnote (2) to the table below. However, NPLs do include TDRs that are no longer performing, including TDRs that are on non-accrual or are 90 days or more past due. A breakdown of our TDRs as of June 30, 2010, is as follows (in 000’s):

	Commercial	Retail		Total
Performing TDRs	$20,480	$85,913		$106,393
Non-performing TDRs (1)	7,544	17,970	(2)	25,514

Total	$28,024	$103,883		$131,907

(1)	Included in NPL table above.

(2)	Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.
     The majority of our TDRs are accruing as they have a demonstrated ability to pay. Our approach to residential mortgage TDRs is to re-underwrite the loan with relatively conservative credit criteria. Almost 80% of these modified mortgage loans continue to pay six or more months after the modifications. On the commercial side, we perform a detailed analysis to determine TDR status. We restructure commercial TDR loans to “right-size” the debt to a level that can be supported by the cash flow and meet other more conservative credit criteria. We re-evaluate performance on a quarterly basis and update TDR status as warranted.
     Non-performing assets (NPAs) declined 18.6% in the first half of 2010 from their peak in the first quarter of 2009 and decreased 10.7% from the fourth quarter of 2009. Our commercial NPAs have declined in each of the past six quarters.
     Our 30-89 day past due loans are down 31.3% at June 30, 2010 from their peak in the second quarter of 2009, exhibiting four consecutive quarters of improvement. Commercial 30-89 day past due loans have remained relatively stable at 1.82% of the commercial loan portfolio as of June 30, 2010. Our level of watch credits has been relatively stable over the past five quarters. Classified assets as of June 30, 2010 are also showing three quarters of improvement and are down 14% from their peak in the third quarter of 2009.
     We believe we have a focused and disciplined approach to managing ORE that leverages our networks and knowledge of the communities we serve. While we have explored bulk sale transactions from time to time, we have found that our approach of dealing with each property on an individual basis is more likely to result in a higher recovery. ORE and repossessed assets totaled $41.8 million at June 30, 2010, compared to $31.5 million at December 31, 2009, and $29.8 million at June 30, 2009. As we expected, our commercial ORE increased slightly in the first six months of 2010 as new inflows exceeded sales. Retail ORE transfers also outpaced ORE sales in the first six months of 2010; however, our average holding period for retail ORE remains at approximately six months. We have a focused disposition process, which targets core interested investors and local realtors followed by sales through the auction channel. We expect ORE to continue to rise throughout 2010 as workout loans move through the cycle. Recent sales activity shows a realization equal to approximately 85% to 95% of our adjusted book value.
     Our provision for loan losses decreased by $13.0 million, or 50.6%, in the second quarter of 2010 compared to the year-ago level, primarily reflecting reduced levels of non-performing loans, lower total loan balances and a decline in loan net charge-offs. The provision for loan losses was $12.7 million and $25.7 million in the second quarters of 2010 and 2009, respectively. The level of the provision for loan losses in each period reflects our overall assessment of the allowance for loan losses, taking into consideration factors such as loan mix, levels of non-performing and classified loans and loan net charge-offs. Loan net charge-offs were $35.8 million (3.33% annualized of average loans) in the first half of 2010, compared to $48.4 million (3.98% annualized of average loans) in the first half of 2009. The decline in first half 2010 loan net charge-offs compared to year ago levels is primarily due to a decrease of $12.7 million for commercial loans. The reduced level of commercial loan net charge-offs principally reflects a decline in the level of non-performing commercial loans. At June 30, 2010, the allowance for loan losses totaled $75.6 million, or 3.72% of portfolio loans, compared to $81.7 million, or 3.55% of portfolio loans, at

December 31, 2009. Our portfolio of commercial loans on nonaccrual status have been written down, or reserved for, approximately 59% from the original loan balance.
     We are optimistic that our team’s continued efforts in managing our commercial and retail loan portfolios will yield further improvements in asset quality.
Mepco Finance Corporation
     Mepco is a wholly-owned subsidiary of our bank. At the time we acquired Mepco in April of 2003, Mepco was engaged in its current vehicle service contract payment plan business (described below) and more traditional insurance premium financing. Mepco sold its insurance premium financing business in January 2007. As a result, Mepco’s sole business activity is its vehicle service contract payment plan business.
Description of Payment Plan Business
     Vehicle service contracts are contracts purchased by consumers to cover the cost of certain vehicle repairs. They have historically been known as after-market extended automobile warranties and are sometimes still referred to as such. The service contracts are written and provided by parties commonly referred to in the industry as “administrators.” The administrators are generally not affiliated with any automobile manufacturer. In most states, the administrator is required to purchase a contractual liability insurance policy (CLIP) from an insurance company or a risk retention group that guaranties performance of the service contract to the consumer in the event the administrator fails to perform the service contract. The administrators sell the service contracts through a network of third party marketing companies and/or through automobile dealers.
     Vehicle service contracts typically cost between $1,000 and $2,500. Of this purchase price, a portion is paid to the insurer for providing the CLIP, a portion is paid to the administrator for administering the service contract and maintaining required reserves for potential claims, and a portion is paid to the seller of the service contract as a sales commission and for providing customer service. While the full purchase price of the service contract is sometimes paid by the consumer at the time of purchase, the administrators and sellers of the service contracts (which we refer to as Mepco’s “counterparties”) generally also allow the consumer to pay the cost of the coverage on a monthly basis, through a payment plan.
     Mepco acquires the payment plans from its counterparties at a discount from the face amount of the payment plan. Each payment plan permits a consumer to purchase a service contract by making monthly payments, generally for a term of 12 to 24 months. Mepco thereafter collects the payments from consumers. In acquiring the payment plan, Mepco generally funds a portion of the cost to the seller of the service contract and a portion of the cost to the administrator of the service contract. The administrator, in turn, pays the necessary CLIP premium to the insurer or risk retention group.
     Consumers are allowed to voluntarily cancel the service contract at any time and are generally entitled to receive a refund from the administrator of the unearned portion of the service contract at the time of cancellation. As a result, while Mepco does not owe any refund to the consumer, it also does not have any recourse against the consumer for nonpayment of a payment plan and therefore does not evaluate the creditworthiness of the individual consumer. If a consumer stops making payments on a payment plan or exercises the right to voluntarily cancel the service contract, the service contract seller and administrator are each obligated to refund to Mepco the amount necessary to make Mepco whole as a result of its funding of the service contract. As described below, the insurer or risk retention group that issued the CLIP for the service contract often guarantees all or a portion of the refund to Mepco.
     If a service contract is cancelled, Mepco typically recovers a portion of the unearned cost of the service contract from the seller and a portion of the unearned cost from the administrator (who, in turn, receives unearned premium from the insurer involved). However, the administrator is generally obligated to refund to Mepco the entire unearned cost of the service contract, including the portion Mepco typically collects from the seller. In addition, as of June 30, 2010, approximately 70% of the aggregate amount of Mepco’s outstanding payment plan receivables relate to programs in which a third party insurer or risk retention group is obligated to pay Mepco the full refund owing upon cancellation of the related service contract (including with respect to both the portion funded to the service contract seller and the portion funded to the administrator). Another approximately 14% of Mepco’s outstanding payment plan receivables as of June 30, 2010, relate to programs in which a third party insurer or risk retention group is obligated to Mepco to pay the refund owing upon cancellation only with respect to the unearned portion previously funded by Mepco to the administrator (i.e., but not to the service contract seller). The balance of Mepco’s outstanding payment plan receivables relate to programs in which there is no insurer guarantee of any portion of the refund amount.
     In some cases, Mepco requires collateral or guaranties by the principals of the counterparties to secure these refund obligations; however, this is generally only the case when no rated insurance company is involved to guarantee the repayment obligation of the seller and administrator counterparties. In most cases, there is no collateral to secure the counterparties’ refund obligations to Mepco, but Mepco has the contractual right to offset unpaid refund obligations against amounts Mepco would otherwise be obligated to fund to the counterparties. In addition, even when other collateral is involved, the refund obligations of these counterparties are not fully secured. Mepco incurs losses when it is unable to fully recover funds owing to it by counterparties upon cancellation of the underlying service contracts.

     Mepco presently does business with approximately 200 different sellers (direct marketers and automobile dealerships). However, as of June 30, 2010, Mepco’s top 15 current seller counterparties (which do not include the seller counterparty described below that declared bankruptcy in March 2010) represent approximately 90% of the total monthly payment plan volume, with the largest single seller counterparty generally representing approximately 10% to 15% of such volume. Each seller generally sells vehicle service contacts issued by a number of different administrators and insurance companies. See footnote 20 to our audited financial statements incorporated by reference in this prospectus for more information about the concentrations in Mepco’s business.
     Mepco’s new payment plan volume for the six months ended June 30, 2010 was approximately 65% lower than the same period in 2009. This decline reflects our intention to reduce payment plan receivables as a percentage of total assets as well as general industry conditions (which include a decline in the volume of sales of vehicle service contracts). In addition to reducing the size of this business, given recent losses incurred by Mepco, we have begun implementing changes to the funding policies followed by Mepco (i.e., the amounts and timing of funds advanced by Mepco to the sellers of the service contracts) as a way of further reducing the risk associated with this business segment by decreasing the amount Mepco will need to recover from its counterparties upon cancellation of a vehicle service contract.
Presentation in Consolidated Financial Statements
     The aggregate net amount of outstanding payment plans held by Mepco is recorded on our consolidated statements of financial condition as “payment plan receivables” (formerly referred to as “finance receivables”). Net payment plan receivables totaled $285.7 million, or 10.4% of total assets at June 30, 2010 compared to $406.3 million, or 13.7% of total assets at December 31, 2009. The $120.6 million decline in net payment plan receivables during the first half of 2010 represents an annualized decline of 59.4% and is consistent with our goal, noted above, of reducing payment plan receivables as a percentage of total assets.
     The aggregate amount of obligations owing to Mepco by counterparties (triggered by the cancellation of the related service contracts), net of write-downs made through the recognition of vehicle service contract counterparty contingency expense, is recorded on our consolidated statements of financial condition in “vehicle service contract counterparty receivables, net.” At June 30, 2010, this amount totaled $25.4 million (which includes a net balance of $17.5 million from the single counterparty described below), compared to $5.4 million at December 31, 2009. As a result, upon the cancellation of a service contract and the completion of the billing process to the counterparties for amounts due to Mepco, there is a decrease in the amount of “payment plan receivables” and an increase in the amount of “accrued income and other assets” until such time as the amount due from the counterparty is collected. These amounts represent funds actually due to Mepco from its counterparties for cancelled service contracts, as opposed to estimated incurred losses associated with payment plan receivables that are still outstanding (which estimated incurred losses are recorded as vehicle service contract counterparty contingencies expense, described below).
     Mepco purchases the payment plans (which are non-interest bearing) at a discount. This discount is initially recorded as unearned revenue and is netted against “payment plan receivables” in our consolidated statements of financial condition. At June 30, 2010, this unearned discount totaled $19.0 million (compared to $34.6 million at June 30, 2009). This discount or unearned revenue is then accreted into earnings using a “level yield” method over the life of the payment plan. This discount accretion is recorded as “interest and fees on loans” in our consolidated statements of operations.
     We record estimated incurred losses associated with Mepco’s vehicle service contract payment plans in our provision for loan losses and establish a related allowance for loan losses. We record estimated incurred losses associated with defaults by Mepco’s counterparties as “vehicle service contract counterparty contingencies expense,” which is included in non-interest expenses in our consolidated statements of operations. These expenses are described in more detail below.
Calculation of the Allowance for Losses
     Mepco’s allowance for losses is determined in a similar manner to that of Independent Bank and primarily takes into account historical loss experience and other subjective factors deemed relevant to Mepco’s payment plan business. Estimated incurred losses associated with Mepco’s vehicle service contract payment plans are included in the provision for losses. Mepco recorded a credit of $0.2 million for its provision for losses in the first half of 2010 due primarily to a significant decline ($120.6 million) in the balance of payment plan receivables. This compares to a provision for losses of $0.3 million in the first half of 2009. Mepco’s allowance for losses totaled $0.5 million and $0.8 million at June 30, 2010, and December 31, 2009, respectively. Mepco has established procedures for vehicle service contract payment plan servicing, administration and collections, including the timely cancellation of the vehicle service contract, in order to protect our setoff position in the event of payment default or voluntary cancellation by the customer. Mepco has also established procedures to attempt to prevent and detect fraud since the payment plan origination activities and initial customer contact is done entirely through unrelated third parties (vehicle service contract administrators and sellers or automobile dealerships). However, there can be no assurance that the aforementioned risk management policies and procedures will prevent us from the possibility of incurring significant credit or fraud related losses in this business segment.

Calculation of Vehicle Service Contract Counterparty Contingencies Expense
     Our estimate of vehicle service contract counterparty contingencies expense (probable incurred losses for estimated defaults by Mepco’s counterparties) requires a significant amount of judgment because a number of factors can influence the amount of loss Mepco may ultimately incur. These factors include our estimate of future cancellations of vehicle service contracts, our evaluation of collateral that may be available to recover funds due from our counterparties, and our assessment of the amount that may ultimately be collected from counterparties in connection with their contractual obligations to us. We apply a rigorous process, based upon observable contract activity and past experience, to estimate probable incurred losses and quantify the necessary reserves for our vehicle service contract counterparty contingencies, but there can be no assurance that our modeling process will successfully identify all such losses. As a result, actual future losses associated with in these receivables may exceed the charges we have taken.
     In 2009, we recorded a total of $31.2 million in vehicle service contract counterparty contingencies expense. For the first half of 2010, we recorded $8.3 million in vehicle service contract counterparty contingencies expense.
Risk Inherent in Calculation of Estimated Probable Incurred Losses
     The vehicle service contract counterparty contingencies expense represents our estimate of the probable incurred losses of Mepco as a result of its inability to fully recover on the contractual rights it has against its counterparties and any guarantors upon cancellation of service contracts. One of the most significant risks we face is the possibility we have underestimated these probable incurred losses. As noted above, our estimate of these probable incurred losses requires a significant amount of judgment because there are a number of factors that can influence the amount of the loss. In addition, it is only since mid- to late-2009 that events have occurred that have led to a significant increase in vehicle service contract counterparty contingencies expense. The aggregate amount of vehicle service contract counterparty contingencies expense recorded in past years has grown from $0 in 2007, to $1.0 million in 2008, to $31.2 million in 2009 (and was $8.3 million during the first half of 2010). As a result, Mepco does not have much historical data to draw from in making the assumptions necessary to predict probable incurred losses (such as the ability to successfully recover from service contract administrators amounts funded by Mepco to the service contract seller). Finally, the difficulty of estimating such losses is exacerbated by the potential magnitude of the losses, which may threaten the viability of counterparties owing obligations to Mepco.
     Of the aggregate $39.5 million of vehicle service contract counterparty contingencies charges recorded since January 1, 2009, $20.5 million relates to a single counterparty that declared bankruptcy on March 1, 2010. The amount of payment plans purchased from this counterparty and outstanding at June 30, 2010 totaled approximately $93.2 million (compared to $147.4 million and $206.1 million at March 31, 2010 and December 31, 2009, respectively). In addition, as of June 30, 2010, this counterparty owed Mepco $38.0 million for previously purchased payment plans associated with cancelled service contracts. During the first six months of 2010, the original $19.0 million reserve for losses related to this counterparty was increased by $1.5 million, to $20.5 million as of June 30, 2010. The amount of this reserve was calculated making assumptions about a number of factors. The primary assumptions made are as follows:
•	Cancellation Rates. We have assumed the cancellation rate for outstanding payment plans for the book of business with this counterparty will be similar to cancellation rates historically experienced with this counterparty. We believe this is a reasonable assumption because the failure of this counterparty does not affect the validity of the related service contract, which continues to be administered by a third party administrator and backed by a third party insurer. Higher cancellation rates increase the amount of funds Mepco needs to recover from its counterparties to be made whole. To date, actual cancellation rates for this program have generally been in line with our assumptions. We have no reason to believe cancellation rates will materially increase; however, there are events that could occur that could cause cancellation rates to increase. For example, weaker economic conditions generally cause an increase in cancellation rates as consumers seek to reduce their monthly expenses and choose to voluntarily cancel their service contracts or simply cannot continue to make payments. In addition, it is possible that a court or regulatory authority could attempt to force a mass cancellation of all outstanding payment plans originated by this counterparty (e.g., if it alleged the service contracts had been marketed or sold in a fraudulent matter or if it had reason to believe the continued performance of the service contract by the administrator was in question). If cancellation rates are higher than assumed, the aggregate exposure faced by Mepco increases, and actual losses may exceed the charges taken for probable incurred losses as of June 30, 2010. In the first half of 2010, $1.5 million of additional reserves were added due primarily to slightly higher actual cancellation rates than what had been previously projected.

•	Recoveries from Collateral. While Mepco generally does not maintain collateral for its counterparties’ refund obligations, Mepco does have certain collateral for this counterparty’s obligations as a result of the amount of business conducted with this counterparty and actions taken when the financial viability of this counterparty came into question. The estimated amount of probable incurred losses for this counterparty includes assumptions regarding our ability to realize upon and liquidate certain collateral securing the obligations of this counterparty. In making these assumptions, we applied liquidation and other discounts to the value of this collateral and also deducted holding and sales costs. However, we may be unable to liquidate the collateral at the levels we have assumed or our costs in doing so may be higher than expected. It is also possible that Mepco’s claims as a secured and unsecured creditor in this counterparty’s bankruptcy proceeding may result in additional recoveries. We have currently assumed no recovery from the bankruptcy estate as a result of these claims, but we currently believe there may be substantial assets available for recovery by Mepco. It will be some period of time before we are able to assess the magnitude and likelihood of any such recovery.

•	Recoveries from Counterparties. As noted above, the administrator of a service contract is generally obligated to refund to Mepco not only the unearned portion of the amount previously advanced by Mepco to the administrator, but also the unearned portion of the amount previously advanced by Mepco to the seller of the service contract. Historically, Mepco has not had to collect the entire unearned cost from the administrator as it has been successful in collecting refunds from the seller of the service contract. Given the failure of this seller counterparty, Mepco intends to pursue collection of the amount it previously funded to this service contract seller from the administrators and third party insurance companies involved. Mepco currently expects it may need to file lawsuits against one or more of these administrators and insurers in order to recover amounts owing to Mepco and, in fact, has already filed lawsuits against two counterparties to date. There are more than 25 administrators and more than 10 insurers that have refund obligations owing to Mepco as a result of the failure of this counterparty. We estimate that over 70% of the aggregate amount to be collected as a result of this counterparty’s failure will be owed by only six different administrators and, of this amount, approximately 70% is guaranteed by insurers. In addition to challenges and delays associated with pursuing collection through litigation, the amounts owing with respect to the failure of this large counterparty could be catastrophic to one or more of these administrators or insurance companies. Mepco intends to vigorously pursue collection of the full amount owing from each obligor of amounts owed by this counterparty. However, in making assumptions regarding recovery from these counterparties, we applied discounts from the full amount owed to take into account the factors described above and potential litigation expenses and the possibility that payment of the full amount owed to Mepco, together with other obligations owing by these parties as a result of the failure of this counterparty, could threaten the continued financial viability of one or more of these parties.
     The balance of the vehicle service contract counterparty contingencies expense incurred since January 1, 2009 (approximately $19 million) relates to estimated probable incurred losses associated with Mepco’s relationships with its counterparties other than the large counterparty described above. In calculating our estimate of incurred probable losses if counterparties fail to fulfill their contractual repayment obligations to Mepco, we have made a number of assumptions similar to those described above, namely:
•	The amount of collateral held by Mepco to secure such obligations and the likelihood of realizing upon and liquidating such collateral;

•	The ability of Mepco to fully recover on its contractual rights against other counterparties (i.e., administrators and insurance companies) involved; and

•	Cancellation rates of the underlying payment plans.
     We believe our assumptions regarding these factors are reasonable, and we based them on our good faith judgments using data currently available. As a result, we believe the current amount of reserves we have established and the vehicle service contract counterparty contingencies expense that we have recorded are appropriate given our estimate of probable incurred losses at the applicable balance sheet date. However, because of the uncertainty surrounding the numerous and complex assumptions made, actual losses could exceed the charges we have taken to date.
Earnings Overview for First Six Months of 2010
     We reported second quarter 2010 net income applicable to our common stock of $6.8 million, or $0.44 per diluted share, compared to a net loss applicable to our common stock of $6.2 million, or $2.60 per share, in the second quarter of 2009. The improvement in 2010 is primarily due to a significant gain on the extinguishment of debt and a decrease in the provision for loan losses that were partially offset by decreases in net interest income and mortgage loan servicing income. During the six months ended June 30, 2010, we incurred a net loss applicable to our common stock of $8.1 million, or $3.10 per share, compared to a net loss applicable to our common stock of $25.9 million, or $10.93 per share, during the six months ended June 30, 2009. The reasons for the changes in the year-to-date comparative periods are generally commensurate with the reasons for the changes in the quarterly comparative periods.
     Our net interest income decreased by 19.6% to $28.6 million and by 16.1% to $58.6 million, respectively, during the three- and six-month periods in 2010 compared to 2009. Our annualized net interest income as a percent of our average interest-earning assets (our “net interest margin”) was 4.41% during the first half of 2010 compared to 5.10% in the year ago period, and 4.78% in the fourth quarter of 2009. The decrease in our net interest margin primarily reflects a decrease in the yield on interest earning assets principally due to a change in the mix of interest-earning assets with a declining level of higher yielding loans and an increasing level of lower yielding short-term investments. This change in asset mix principally reflects our current strategy of maintaining significantly higher balances of overnight investments to enhance liquidity and our reduction in payment plan receivables attributable to our Mepco business. Average interest-earning assets declined to $2.67 billion in the first half of 2010, compared to $2.75 billion in the year ago period and $2.78 billion in the fourth quarter of 2009.
     Pre-tax, pre-provision core operating earnings, as defined by management, represents our income (loss) excluding: income tax expense (benefit), provision for loan losses, credit costs related to unfunded commitments, securities gains or losses, vehicle service contract counterparty contingencies, and any impairment charges (including loan servicing rights, goodwill, losses on ORE or repossessed assets, and certain fair-value adjustments) and elevated loan and collection costs incurred in the current economic cycle. The decline in our pre-tax, pre-provision core operating earnings in 2010 as compared to 2009 is principally due to a decrease in our net interest income as described above.
Pre-Tax, Pre-Provision Core Operating Earnings(1)

	Quarter Ended
	6/30/10	3/31/10	6/30/09
	(in thousands)
Net income (loss)	$7,884	$(13,837)	$(5,161)
Income tax expense (benefit)	156	(264)	(959)
Provision for loan losses	12,680	17,014	25,659
Credit costs related to unfunded lending commitments	280	56	(66)
Securities (gains) losses	(1,363)	(147)	(4,230)
Vehicle service contract counterparty contingencies	4,861	3,418	2,215
Impairment (recovery) charge on capitalized loan servicing	2,460	(145)	(2,965)
Gain on extinguishment of debt	(18,086)	—	—
Losses on ORE and repossessed assets	1,554	2,029	1,939
Elevated loan and collection costs(2)	1,535	3,536	1,977

Pre-Tax, Pre-Provision Core Operating Earnings	$11,961	$11,660	$18,409

(1)	This table reconciles consolidated net income (loss) presented in accordance with U.S. generally accepted accounting principles (GAAP) to pre-tax, pre-provision core operating earnings. Pre-tax, pre-provision core operating earnings is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income (loss) under GAAP. Pre-tax, pre-provision core operating earnings has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. However, we believe presenting pre-tax, pre-provision core operating earnings provides investors with the ability to gain a further understanding of our underlying operating trends separate from the direct effects of any impairment charges, credit issues, certain fair value adjustments, securities gains or losses, and challenges inherent in the real estate downturn and other economic cycle issues, and displays our core operating earnings trend before the impact of these challenges.

(2)	Represents the excess amount over a “normalized” level (experienced prior to 2008) of $1.25 million quarterly.
Expected Financial Results for Third Quarter of 2010
     We currently expect to record a third quarter 2010 net loss applicable to common stock of approximately $7.7 million, or $1.03 per share, versus a net loss applicable to common stock of $19.4 million, or $8.07 per share, in the prior-year period. For the nine months ended September 30, 2010, we currently expect to record a net loss applicable to common stock of approximately $15.9 million, or $3.71 per share, versus a net loss applicable to common stock of $45.3 million, or $19.02 per share, in the prior-year period. However, the accounting processes for the third quarter 2010 have not yet been completed and we are unable to determine the size of these losses with certainty at this time. The 2010 year-to-date results will include an $18.1 million gain on the extinguishment of debt that was recorded in June 2010. Our expectations regarding the third quarter 2010 financial results include:

•	An expected decline in net interest income over the prior-year period of approximately 23.5%, which decline continues to be driven largely by our goal of maintaining very high levels of liquidity and otherwise managing our balance sheet in order to preserve our regulatory capital ratios.

•	An expected decline in non-interest expenses (which includes vehicle service contract payment plan counterparty contingencies) over the prior-year period of approximately 17.7%.

•	An expected decline in non-performing loans to approximately $70.1 million (or 3.67% of total portfolio loans) at September 30, 2010 from $109.9 million (or 4.78% of total portfolio loans) at December 31, 2009. We expect the allowance for loan losses to be approximately $71.7 million (or 3.75% of total portfolio loans) at September 30, 2010 as compared to $81.7 million (or 3.55% of total portfolio loans) at December 31, 2009. We expect non-performing assets to total approximately $115.1 million (or 4.20% of total assets) at September 30, 2010 as compared to $141.4 million (or 4.77% of total assets) at December 31, 2009.

•	An expected decline in the provision for loan losses over the prior-year period of approximately 57.4%, reflecting continued improvement in our asset quality.

     Despite the expected third quarter loss, we expect our bank will continue to meet the requirements to be considered “well capitalized” under federal regulatory standards as of September 30, 2010. Actual results are expected to be released on or about November 4, 2010 in connection with the issuance of our earnings release for the third quarter of 2010.
Corporate Information
     Our principal executive offices are located at 230 West Main Street, Ionia, Michigan 48846, and our telephone number at that address is (616) 527-5820.
     Our common stock trades on The NASDAQ Global Select Market under the ticker symbol “IBCP.”

SELECTED FINANCIAL DATA
     The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2009 and at and for the six-month periods ended June 30, 2010 and 2009, as adjusted for the 1-for-10 reverse stock split which occurred on August 31, 2010.
     The selected financial data as of and for the years ended December 31, 2009, 2008 and 2007, has been derived from our audited financial statements incorporated by reference in this prospectus. The selected financial data as of and for the years ended December 31, 2006 and 2005 has been derived from our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2006.
     The selected financial data as of and for the six months ended June 30, 2010 and 2009 has been derived from our unaudited interim financial statements incorporated by reference in this prospectus. In the opinion of our management, these financial statements reflect all necessary adjustments (consisting only of normal recurring adjustments) for a fair presentation of the data for those periods. Historical results are not necessarily indicative of future results and the results for the six months ended June 30, 2010 are not necessarily indicative of our expected results for the full year ending December 31, 2010 or any other period.
     You should read this information in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus, from which this information is derived.

	6-Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

($ in 000's, except per share amounts)	(Unaudited)		(Audited)
SUMMARY OF OPERATIONS
Interest income	$79,736	$95,709	$189,056	$203,736	$223,254	$216,895	$193,035
Interest expense	21,134	25,843	50,533	73,587	102,663	93,698	63,099

Net interest income	58,602	69,866	138,523	130,149	120,591	123,197	129,936
Provision for loan losses	29,694	55,783	103,318	71,113	43,105	16,283	7,832
Net gains (losses) on securities	1,628	3,666	3,744	(14,961)	(705)	171	1,484
Other non-interest income	39,703	28,923	54,915	44,682	47,850	44,679	41,342
Non-interest expenses	76,300	71,096	187,301	177,358	115,779	106,277	101,759

Income (loss) from continuing operations before income tax	(6,061)	(24,424)	(93,437)	(88,601)	8,852	45,487	63,171
Income tax expense (benefit)	(108)	(666)	(3,210)	3,063	(1,103)	11,662	17,466

Income (loss) from continuing operations	(5,953)	(23,758)	(90,227)	(91,664)	9,955	33,825	45,705

Discontinued operations, net of tax					402	(622)	1,207

Net income (loss)	(5,953)	(23,758)	(90,227)	(91,664)	10,357	33,203	46,912
Preferred dividends and discount accretion	2,190	2,150	4,301	215

Net income (loss) applicable to common stock	$(8,143)	$(25,908)	$(94,528)	$(91,879)	$10,357	$33,203	$46,912

PER COMMON SHARE DATA(1)
Income (loss) per common share from continuing operations
Basic	$(3.10)	$(10.93)	$(39.60)	$(39.98)	$4.39	$14.77	$19.58
Diluted	(3.10)	(10.93)	(39.60)	(39.98)	4.35	14.53	19.21
Net income (loss) per common share
Basic	$(3.10)	$(10.93)	$(39.60)	$(39.98)	$4.57	$14.50	$20.10
Diluted	(3.10)	(10.93)	(39.60)	(39.98)	4.53	14.27	19.71
Cash dividends declared	0.00	0.20	0.30	1.40	8.40	7.81	7.07
Book value	7.88	44.29	16.94	54.93	106.19	112.91	107.52

	6-Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

($ in 000's, except per share amounts)	(Unaudited)		(Audited)
SELECTED BALANCES
Assets	$2,737,161	$2,976,629	$2,965,364	$2,956,245	$3,247,516	$3,406,390	$3,348,707
Loans	2,032,973	2,441,967	2,299,372	2,459,529	2,518,330	2,459,887	2,365,176
Allowance for loan losses	75,606	65,271	81,717	57,900	45,294	26,879	22,420
Deposits	2,377,151	2,368,924	2,565,768	2,066,479	2,505,127	2,602,791	2,474,239
Shareholders’ equity	129,672	175,236	109,861	194,877	240,502	258,167	248,259
Long-term debt — FHLB advances	98,275	210,616	94,382	314,214	261,509	63,272	81,525
Subordinated debentures	50,175	92,888	92,888	92,888	92,888	64,197	64,197

SELECTED RATIOS
Net interest income to
average interest earning assets	4.41%	5.10%	5.00%	4.48%	4.26%	4.41%	4.85%
Income (loss) from continuing operations to(2)
Average common equity	(57.53)	(44.24)	(90.72)	(39.01)	3.96	13.06	18.63
Average assets	(0.57)	(1.75)	(3.17)	(2.88)	0.31	0.99	1.42
Net income (loss) to(2)
Average common equity	(57.53)	(44.24)	(90.72)	(39.01)	4.12	12.82	19.12
Average assets	(0.57)	(1.75)	(3.17)	(2.88)	0.32	0.97	1.45
Average shareholders’ equity to average assets	3.40	6.26	5.80	7.50	7.72	7.60	7.61
Tier 1 capital to average assets	6.41	7.72	5.27	8.61	7.44	7.62	7.40
Non-performing loans to portfolio loans	4.16	4.43	4.78	5.09	3.07	1.59	0.70

(1)	Per share data has been adjusted for 5% stock dividends in 2006 and 2005 and for the 1-for-10 reverse stock split which occurred on August 31, 2010.

(2)	These amounts are calculated using income (loss) from continuing operations applicable to common stock and net income (loss) applicable to common stock.

RISK FACTORS
     An investment in our common stock involves risks. You should carefully consider all of the information contained in this prospectus, including the risks described below and in “Item IA. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, as updated in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and all other information contained in or incorporated by reference in this prospectus (as supplemented and amended), before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section and in documents incorporated by reference in this prospectus (as supplemented and amended), as well as any cautionary language herein and therein, provide examples of risks, uncertainties, and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus and the documents incorporated by reference in this prospectus (as supplemented and amended) may also contain forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. See “Forward-Looking Statements.”
RISKS RELATED TO THIS OFFERING
We are registering the resale of 1,502,468 shares of common stock which may be issued to Dutchess under the Equity Line. The resale of such shares by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.
We are registering the resale of 1,502,468 shares of common stock under the registration statement of which this prospectus forms a part. We may sell up to $15 million of our common stock to Dutchess pursuant to the Equity Line, subject to the limitation that we may not issue more than approximately 1,502,468 shares to Dutchess without shareholder approval to comply with NASDAQ Marketplace Rule 5635. The sale of these shares into the public market by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it. We currently expect Dutchess to immediately resell all shares that we put to Dutchess under the Investment Agreement.
Dutchess may engage in certain hedging transactions that may cause the market price of our common stock to decline.
In connection with the distribution of our common stock or otherwise, including upon receipt of any put notice from us, Dutchess may enter into hedging transactions with broker-dealers or other financial institutions, pursuant to which such broker-dealers or other financial institutions may engage in sales of our shares in the course of hedging the positions they assume with Dutchess. If there is an imbalance on the sell side of the market in our common stock, the price of our common stock will decline.
Existing stockholders could experience dilution upon the issuance of common stock pursuant to the Equity Line.
Our Equity Line with Dutchess allows us to sell up to $15 million of our common stock to Dutchess, subject to the limitation described immediately above and subject to certain restrictions and obligations. If the terms and conditions of the Equity Line are satisfied, and if we choose to exercise our put rights to the fullest extent permitted without shareholder approval under NASDAQ Marketplace Rule 5635 and sell 1,502,468 shares of our common stock to Dutchess, our existing shareholders’ ownership will be diluted by such sales. Consequently, the value of your investment may decrease.
Dutchess will pay less than the then-prevailing market price for our common stock under the Equity Line.
The common stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at a 5% discount to the lowest volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the date Dutchess receives a put notice from us and ending on and including the date that is four trading days after such date. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.
We may not be able to access sufficient funds under the Equity Line when needed.
Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time (which is determined in part by the trading volume of our common stock), and certain other conditions. Such other conditions include the following, each of which must be satisfied prior to our ability to sell shares to Dutchess pursuant to the Equity Line:
•	there must be an effective registration statement under the Securities Act to cover the resale of the shares by Dutchess;

•	our common stock must be listed on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE Amex, the New York Stock Exchange, the OTC Bulletin Board or the Pink Sheets, and we must not be in receipt of any notice of any pending or threatened proceeding or other action to suspend the trading of our common stock from the market on which it is then listed;

•	we must have complied with our obligations and not otherwise be in breach of or in default under the Investment Agreement or the Registration Rights Agreement;

•	no injunction or other governmental action shall remain in force which prohibits the purchase by or the issuance of the shares to Dutchess;

•	the issuance of such shares must not violate any shareholder approval requirements of the market on which our common stock is then listed; and

•	our representations and warranties to Dutchess must be true and correct in all material respects.
There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the Investment Agreement or that we will be able to access sufficient funds under the Equity Line when needed.
RISKS RELATED TO THE MARKET PRICE AND VALUE OF THE COMMON STOCK OFFERED
Our common stock could be delisted from Nasdaq.
Our common stock is currently listed on the Nasdaq Global Select Market. On June 23, 2010, we received a letter from The Nasdaq Stock Market notifying us that we no longer meet Nasdaq’s continued listing requirements under Listing Rule 5450(a)(1) because the bid price for our common stock had closed below $1.00 per share for 30 consecutive business days. On September 16, 2010, we received a letter from The Nasdaq Stock Market notifying us that we had regained compliance with this bid price rule by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive business days. However, there is no assurance the price will be maintained at a level necessary for us to comply in the long term.
The delisting of our common stock from Nasdaq, whether in connection with the foregoing or as a result of our future inability or failure to meet any listing standards, would have an adverse effect on the liquidity of our common stock and, as a result, the market price of our common stock might become more volatile. Even the perception that our common stock may be delisted could affect its liquidity and market price. Delisting could also make it more difficult to raise additional capital.
If our common stock is delisted from the Nasdaq, it is likely that quotes for our common stock would continue to be available on the OTC Bulletin Board or on the “Pink Sheets.” However, these alternatives are generally considered to be less efficient markets and it is likely that the liquidity of our common stock as well as our stock price would be adversely impacted as a result.

USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. Any sale of shares by us to Dutchess under the Investment Agreement will be made pursuant to an exemption from the registration requirements of the Securities Act. We intend to use the proceeds from any sales of our common stock to Dutchess for general corporate purposes and to meet liquidity needs of our holding company as our bank is unable to pay dividends as described below. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to Dutchess. Accordingly, we will retain broad discretion over the use of these proceeds, if any.
DIVIDEND POLICY
     We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends in the near term is significantly restricted by the factors described below.
Current Prohibitions on Our Payment of Dividends
     Pursuant to resolutions adopted by our board in December 2009, we are currently prohibited from paying any dividends on our common stock without the prior written approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Michigan Office of Financial and Insurance Regulation (the “Michigan OFIR”). We may not rescind or materially modify these resolutions without notice to the Federal Reserve and the Michigan OFIR. Moreover, our primary source for dividends are dividends payable to us by our bank. The board of directors of our bank adopted similar resolutions in December 2009 that prohibit our bank from paying any dividends to us without the prior written approval of the Federal Reserve and the Michigan OFIR.
     In addition, as a result of our election to defer regularly scheduled quarterly payments on our outstanding trust preferred securities and our outstanding shares of Series B Convertible Preferred Stock, we are currently prohibited from paying any cash dividends on shares of our common stock. We may not pay any cash dividends on our common stock until all accrued but unpaid dividends and distributions on such senior securities have been paid in full. We do not have any current plans to begin making quarterly payments on our trust preferred securities or our Series B Convertible Preferred Stock.
     Moreover, even if we were to re-commence regularly scheduled quarterly payments on our outstanding trust preferred securities and Series B Convertible Preferred Stock, there are still significant restrictions on our ability to pay dividends on our common stock. Our agreements with Treasury prevent us from paying quarterly cash dividends on our common stock in excess of $0.10 per share and (with certain exceptions) repurchasing shares of common stock. These restrictions will remain in effect until the earlier of December 12, 2011 or such time as Treasury ceases to own any of our debt or equity securities acquired pursuant to the Exchange Agreement or the amended and restated Warrant.
Other Restrictions
     Aside from the specific restrictions set forth above that result from our current financial condition, there are other restrictions that apply under federal and state law to restrict our ability to pay dividends to our shareholders and the ability of our bank to pay dividends to us. For example, the Federal Reserve requires bank holding companies like us to act as a source of financial strength to their subsidiary banks. Accordingly, we are required to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns.

MARKET PRICE AND DIVIDEND INFORMATION
     Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “IBCP.” As of September 30, 2010, we had 7,513,360 shares of our common stock outstanding, which were held by approximately 2,156 shareholders. The following table sets forth, for the periods indicated and as adjusted for the 1-for-10 reverse stock split which occurred on August 31, 2010, the high and low sales prices per share and the cash dividends declared per share of our common stock.

			Cash
	Sales Price		Dividends
	Per Share		Declared per
	Low	High	Share

2010
Fourth Quarter through October 27, 2010	$1.19	$2.06	None
Third Quarter ended September 30, 2010	1.38	4.20	None
Second Quarter ended June 30, 2010	3.40	20.80	None
First Quarter ended March 31, 2010	6.43	12.00	None

2009
Fourth Quarter ended December 31, 2009	$5.90	$18.91	None
Third Quarter ended September 30, 2009	10.90	21.60	$0.10
Second Quarter ended June 30, 2009	11.10	29.00	0.10
First Quarter ended March 31, 2009	9.00	30.00	0.10

2008
Fourth Quarter ended December 31, 2008	$14.80	$69.50	$0.10
Third Quarter ended September 30, 2008	25.20	84.00	0.10
Second Quarter ended June 30, 2008	36.62	109.80	0.10
First Quarter ended March 31, 2008	75.00	141.20	1.10

     On October 27, 2010, the closing sales price of our common stock on the Nasdaq Global Select Market was $1.91 per share.
     On June 23, 2010, we received a letter from The Nasdaq Stock Market notifying us that we no longer meet Nasdaq’s continued listing requirements under Listing Rule 5450(a)(1) because the bid price for our common stock had closed below $1.00 per share for 30 consecutive business days. On September 16, 2010, we received a letter from The Nasdaq Stock Market notifying us that we had regained compliance with this bid price rule by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive business days. However, there is no assurance the price will be maintained at a level necessary for us to comply in the long term.
     There are restrictions that currently materially limit our ability to pay dividends on our common stock and that may continue to materially limit future payment of dividends on our common stock. See “Dividend Policy” above.

DESCRIPTION OF OUR CAPITAL STOCK
     The following section is a summary and does not describe every aspect of our capital stock. In particular, we urge you to read our articles of incorporation and bylaws because they describe the rights of holders of our common stock. Our articles of incorporation and bylaws are exhibits to the registration statement filed with the SEC of which this prospectus is a part.
Common Stock
     General
     Our authorized capital stock consists of 500,000,000 shares of common stock and 200,000 shares of preferred stock (described below). As of September 30, 2010, there were 7,513,360 shares of common stock and 74,426 shares of preferred stock outstanding. Effective as of April 9, 2010, we amended our articles of incorporation to delete any reference to par value with respect to our common stock, which previously had a par value of $1.00 per share. The amendment was approved by our board on April 6, 2010, pursuant to the authority granted it under Sections 301a and 611(2) of the Michigan Business Corporation Act. Effective as of August 31, 2010, we implemented a reverse stock split, pursuant to which each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock.
     All of the outstanding shares of our common stock are fully paid and nonassessable. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive:
•	dividends when, as, and if declared by our board out of funds legally available for the payment of dividends; and

•	in the event of our dissolution, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of our preferred stock, as provided in our articles of incorporation.
     We do not currently pay any cash dividends on our common stock and are currently prohibited from doing so. See “Dividend Policy” above for information regarding these prohibitions and other restrictions that materially limit our ability to pay dividends on our common stock.
     Under our agreements with the Treasury, including the Exchange Agreement described above, we are only permitted to repurchase shares of our common stock under limited circumstances, including the following:
•	in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice;

•	the redemption or repurchase of rights pursuant to any shareholders’ rights plan;

•	our acquisition of record ownership of common stock or other securities that are junior to or on a parity with the Series B Convertible Preferred Stock for the beneficial ownership of any other persons, including trustees or custodians; and

•	the exchange or conversion of our common stock for or into other securities that are junior to or on a parity with the Series B Convertible Preferred Stock or trust preferred securities for or into common stock or other securities that are junior to or on a parity with the Series B Convertible Preferred Stock, in each case solely to the extent required pursuant to binding contractual agreements entered into prior to December 12, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.
     Except with respect to certain Designated Matters (defined below), Treasury has agreed in the Exchange Agreement to vote all shares of our common stock acquired upon conversion of the Series B Convertible Preferred Stock or upon exercise of the amended and restated Warrant that are beneficially owned by it and its controlled affiliates in the same proportion (for, against or abstain) as all other shares of our common stock are voted. “Designated Matters” means (i) the election and removal of our directors, (ii) the approval of any merger, consolidation or similar transaction that requires the approval of our shareholders, (iii) the approval of a sale of all or substantially all of our assets or property, (iv) the approval of our dissolution, (v) the approval of any issuance of any of our securities on which our shareholders are entitled to vote, (vi) the approval of any amendment to our organizational documents on which our shareholders are entitled to vote, and (vii) the approval of any other matters reasonably incidental to the foregoing as determined by the Treasury.
     In addition, as a bank holding company, our ability to pay dividends on our common stock is affected by the ability of our bank to pay dividends to us under applicable laws, rules and regulations. The ability of our bank, as well as us, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See “Dividend Policy” above for more information.

     Each holder of our common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any additional shares of our common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “IBCP.”
     Certain Restrictions under Federal Banking Laws
     As a bank holding company, the acquisition of large interests in our common stock is subject to certain limitations described below. These limitations may have an anti-takeover effect and could prevent or delay mergers, business combination transactions, and other large investments in our common stock that may otherwise be in our best interests and the best interests of our shareholders.
     The federal Bank Holding Company Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. In addition, the federal Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.
     Certain Other Limitations
     In addition to the foregoing limitations, our articles of incorporation and bylaws contain provisions that could also have an anti-takeover effect. Some of the provisions also may make it difficult for our shareholders to replace incumbent directors with new directors who may be willing to entertain changes that our shareholders may believe will lead to improvements in our business.
Preferred Stock
     Our authorized capital stock includes 200,000 shares of preferred stock, no par value per share. Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations, and relative rights of each series, including dividend rates, terms of redemption, liquidation amounts, sinking fund requirements, and conversion rights, all without any vote or other action on the part of our shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of our board of directors.
     Series B Convertible Preferred Stock
     On April 16, 2010, we issued 74,426 shares of Series B Fixed Rate Cumulative Mandatorily Convertible Preferred Stock (the “Series B Convertible Preferred Stock”) to the Treasury pursuant to the terms of the Exchange Agreement. Under the Exchange Agreement, the Treasury accepted the shares of Series B Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock we issued to the Treasury under its Capital Purchase Program, plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million). The shares of Series B Convertible Preferred Stock have an aggregate liquidation amount equal to $74,426,000.
     With the exception of being convertible into shares of our common stock, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that were exchanged. The Series B Convertible Preferred Stock qualifies as Tier 1 regulatory capital, subject to limitations, and pays cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. The Series B Convertible Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect such shares. If dividends on the Series B Convertible Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, our authorized number of directors will be automatically increased by two and the holders of the Series B Convertible Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at our next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors would be elected annually and serve until all accrued and unpaid dividends on the Series B Convertible Preferred Stock have been paid.
     The Series B Convertible Preferred Stock is callable at par plus accrued and unpaid dividends at any time (however, if a redemption occurs on or after the first dividend payment date falling on or after the second anniversary of the issuance of the Series B Convertible Preferred Stock, the redemption price is the greater of (i) par plus accrued and unpaid dividends, and (ii) the product of the conversion rate (as described below) and the average of the market prices per share of our common stock over the 20 consecutive trading day period after the notice of redemption is given, plus all accrued and unpaid dividends).
     The terms of the Exchange Agreement carry over the restrictions on dividends and repurchases from the original transaction with the Treasury in all material respects. Specifically, the terms of the transaction with the Treasury include prohibitions on our ability to pay dividends and repurchase our common stock. Until the Treasury no longer holds any Series B Convertible Preferred Stock, we will not be able to declare or pay any dividends, nor will we be permitted to repurchase any of our common stock unless all accrued and unpaid dividends on all outstanding shares of Series B Convertible Preferred Stock have been paid in full, subject to the availability of certain limited exceptions (e.g., for purchases in connection with benefit plans).
     The Treasury (and any subsequent holder of the shares) has the right to convert the Series B Convertible Preferred Stock into our common stock at any time, subject to the receipt of any applicable approvals. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:
(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required.
     On June 23, 2010, we completed the exchange of an aggregate of 5,109,125 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities. As a result, we have satisfied the condition to our ability to compel a conversion of the Series B Convertible Preferred Stock that at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock.
     If converted by the Treasury (or any subsequent holder) or by us pursuant to either of the above-described conversion rights, each share of Series B Convertible Preferred Stock (liquidation amount of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $750 and the denominator of which is $7.234, referred to as the “conversion rate,” provided that such conversion rate will be subject to certain anti-dilution adjustments. As an example only, at the time they were issued, the shares of Series B Convertible Preferred Stock were convertible into approximately 7.7 million shares of our common stock.
     The conversion rate is subject to anti-dilution adjustments that may result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock. Specifically, the conversion rate is subject to adjustment in the event of any of the following:

•	Cash Offering. If we issue shares of our common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for such shares) to one or more investors other than the Treasury pursuant to an offering providing a minimum aggregate amount of $100 million in cash proceeds to us at a consideration per share (or having a conversion price per share) that is less than 90% of the market price of our common stock on the trading day immediately preceding the pricing of such offering (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock), then the conversion rate is subject to adjustment.

•	Other Issuances of Common Stock. If we otherwise issue shares of our common stock or convertible securities, other than pursuant to certain “permitted transactions” (including issuances to fund acquisitions or in connection with employee benefit plans and compensation arrangements or a public or broadly marketed registered offering for cash), at a consideration per share (or having a conversion price per share) that is less than the conversion rate in effect immediately prior to such issuance, then the conversion rate is subject to adjustment.

•	Stock Splits, Subdivisions, Reclassifications or Combinations. If we (i) pay a dividend or make a distribution on our common stock in shares of our common stock, (ii) subdivide or reclassify the outstanding shares of our common stock into a greater number of such shares, or (iii) combine or reclassify the outstanding shares of our common stock into a smaller number of such shares, then the conversion rate is subject to adjustment.

•	Other Events. The conversion rate is also subject to adjustment in connection with certain distributions to our shareholders (excluding permitted cash dividends and certain other distributions) and in connection with a pro rata repurchase of our common stock. In addition, if any event occurs as to which the other anti-dilution adjustments are not strictly applicable or, if strictly applicable, would not fairly and adequately protect the conversion rights of the Treasury in accordance with their intent, then we must make such adjustments in the application thereof as necessary to protect such conversion rights.
     Unless earlier converted by the Treasury (or any subsequent holder) or by us as described above, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on the seventh anniversary of the date of issuance. In any such mandatory conversion, each share of Series B Convertible Preferred Stock (liquidation amount of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $1,000 and the denominator of which is the market price of the Company’s common stock at the time of such mandatory conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock).
     At the time any shares of Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the Series B Convertible Preferred Stock being converted in cash or, at our option, in shares of our common stock, in which case the number of shares to be issued will be equal to the amount of accrued and unpaid dividends to be paid in common stock divided by the market price of our common stock at the time of conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock). Accrued and unpaid dividends on the Series B Convertible Preferred Stock totaled approximately $0.8 million at June 30, 2010.
     The maximum number of shares of our common stock that may be issued upon conversion of all Series B Convertible Preferred Stock (including any accrued dividends) is 14.4 million, unless we receive shareholder approval to issue a greater number of shares.
     As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 346,154 shares of our common stock. The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the exercise price of the Warrant to be the same as the conversion rate applicable to the Series B Convertible Preferred Stock described above.
     As a result of the transactions contemplated by the Exchange Agreement, all outstanding shares of Series A Preferred Stock were surrendered in exchange for the Series B Convertible Preferred Stock. As a result, our only series of preferred stock issued and outstanding is our Series B Convertible Preferred Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     As of June 30, 2010, no person was known by us to be the beneficial owner of 5% or more of our common stock.
     The following table sets forth the beneficial ownership of our common stock by our named executives, set forth in the compensation table above, and by all directors and executive officers as a group as of June 30, 2010, as adjusted for the 1-for-10 reverse stock split which occurred on August 31, 2010:

	Amount and
	Nature of
	Beneficial	Percent of
Name	Ownership(1)	Outstanding
Michael M. Magee	15,467 (2)	. 20
Robert N. Shuster	15,685	. 21
David C. Reglin	9,840	. 13
William B. Kessel	3,840	. 05
Stefanie M. Kimball	2,693	. 04
All executive officers and directors as a group (consisting of 18 persons)	365,359 (3)	4.82

(1)	In addition to shares held directly or under joint ownership with their spouses, beneficial ownership includes shares that are issuable under options exercisable within 60 days, and shares that are allocated to their accounts as participants in the ESOP.

(2)	Includes 1,043 common stock units held in a deferred compensation plan.

(3)	Beneficial ownership is disclaimed as to 202,634 shares, all of which are held by the Independent Bank Corporation Employee Stock Ownership Trust (which is the beneficial owner of 219,375 shares of our common stock (or 2.92%) as of June 30, 2010).
CERTAIN MANAGEMENT RELATIONSHIPS AND BENEFITS
Equity Compensation Plan Information
     We maintain certain equity compensation plans under which our common stock is authorized for issuance to employees and directors, including our Non-employee Director Stock Option Plan, Employee Stock Option Plan and Long-Term Incentive Plan.
     The following sets forth certain information regarding our equity compensation plans as of December 31, 2009, as adjusted for the 1-for-10 reverse stock split which occurred on August 31, 2010.

(c)
	(a)		Number of securities
	Number of		remaining available for
	securities to be	(b)	future issuance under
	issued upon exercise	Weighted-average	equity compensation
	of outstanding	exercise price of	plans (excluding
	options, warrants	outstanding options,	securities reflected in
Plan Category	and rights	warrants and rights	column (a))

Equity compensation plans approved by security holders	110,000	$131.89	53,000

Equity compensation plan not approved by security holders	None		None
Certain Relationships and Related Transactions
     Our board of directors and executive officers and their associates were customers of, and had transactions with, our bank subsidiary in the ordinary course of business during 2009. All loans and commitments included in such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to our bank subsidiary and do not involve an unusual risk of collectability or present other unfavorable features. Such loans totaled $599,000 at December 31, 2009, equal to 0.5% of shareholders’ equity.

SELLING STOCKHOLDER
     This prospectus relates to the possible resale by Dutchess, as the selling stockholder, of shares of common stock that we may issue pursuant to the Investment Agreement we entered into with Dutchess on July 7, 2010. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement we entered into with Dutchess on July 7, 2010. For more information on our Equity Line with Dutchess, see “Summary” above.
     Pursuant to this prospectus, Dutchess may from time to time offer, sell or otherwise dispose of any or all of the shares that it acquires under the Investment Agreement in the manner contemplated under “Plan of Distribution” in this prospectus (as supplemented and amended).
     The following table presents information regarding Dutchess, as the selling stockholder, and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by Dutchess, and reflects holdings as of October 21, 2010. The number of shares in the column “Number of Shares of Common Stock Being Offered” represents all of the shares that Dutchess may offer under this prospectus. Dutchess may sell some, all or none of its shares. We currently have no agreements, arrangements or understandings with Dutchess regarding the sale or other disposition of any of the shares. However, we currently expect Dutchess to immediately resell all shares that we put to Dutchess under the Investment Agreement. The “Shares of Common Stock to be Beneficially Owned After Offering” columns assume that all shares covered by this prospectus will be sold by Dutchess and that no additional shares of our common stock will be bought or sold by Dutchess. Dutchess, as the selling stockholder, may not assign or delegate any of its rights or obligations pursuant to the Investment Agreement.

Number of
Shares of
	Shares of Common Stock		Common	Shares of Common Stock
	Beneficially Owned Prior		Stock	to be Beneficially Owned
	to Offering(1)		Being Offered(3)	After Offering(1)
Name of Selling Stockholder	Number	Percent		Number	Percent
Dutchess Opportunity Fund, II, LP(2)	0	0%	1,502,468	0	0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares indicated in the table.

(2)	Dutchess is a Delaware limited partnership controlled by Dutchess Capital Management, II, LLC. Michael Novielli and Douglas H. Leighton are managing members of Dutchess Capital Management, II, LLC with voting and investment power over the shares. The business address of Dutchess is 50 Commonwealth Avenue, Suite 2, Boston, MA 02116.

(3)	Represents the maximum number of shares issuable by us and purchasable by Dutchess under the Investment Agreement without shareholder approval under NASDAQ Marketplace Rule 5635.
PLAN OF DISTRIBUTION
     We are registering 1,502,468 shares of common stock under this prospectus on behalf of Dutchess. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.
     The selling stockholder may decide not to sell any shares. The selling stockholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Dutchess is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Dutchess has advised us that it may effect resales of our common stock through any one or more registered broker-dealers. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the NASDAQ Global Market, on the over-the-counter market, otherwise, or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of NASDAQ;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.
     In connection with the distribution of our common stock or otherwise, including upon receipt of any put notice from us, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, pursuant to which such broker-dealers or other financial institutions may engage in sales of our shares in the course of hedging the positions they assume with the selling stockholder. In addition, any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.
     Any broker-dealers participating in such transactions as agent may receive commissions from Dutchess (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Dutchess to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Dutchess, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Dutchess. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the NASDAQ Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:
•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.
     Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Dutchess and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.
     We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, and administrative expenses. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents associated with the sale of the shares.
     Under the terms of the Registration Rights Agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

     At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
LEGAL MATTERS
     The validity of the shares of common stock to be issued in this offering will be passed upon for us by Varnum LLP, Grand Rapids, Michigan.
EXPERTS
     The financial statements as of December 31, 2009 and December 31, 2008 and for each of the three years in the period ended December 31, 2009, which are incorporated by reference in this prospectus, have been included in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses to be paid in connection with the offering of the common stock being registered, all of which will be paid by us. All of the amounts shown are estimates, except the SEC Registration Fee.

Amount
SEC Registration Fee	$207.82
Registrant’s Legal Fees and Expenses	40,000.00
Registrant’s Accounting Fees and Expenses	15,000.00
Printing and EDGAR Expenses	2,500.00
Other	15,000.00

Total	$72,707.82
Pursuant to the Registration Rights Agreement that we have entered into with Dutchess, the selling stockholder will not bear any of the expenses of this offering, except for any underwriting discounts or commissions, broker’s fees or other similar selling fees, if any, attributable to the sale of the shares.
Item 14. Indemnification of Directors and Officers.
Michigan Business Corporation Act
IBC is organized under the Michigan Business Corporation Act (the “MBCA”) which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney’s fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.
The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorney’s fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.
The MBCA also permits a Michigan corporation to purchase and maintain on behalf of such a person insurance against liabilities incurred in such capacities. IBC has obtained a policy of directors’ and officers’ liability insurance.
The MBCA further permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses reasonably incurred in the action. The foregoing does not apply if the director’s actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.
IBC’s Articles of Incorporation and Bylaws
The Company’s Restated Articles of Incorporation, as amended, provide, among other things, for the indemnification of directors and officers and authorize the Board of Directors to indemnify other persons in addition to the officers and directors. Directors and officers are indemnified against any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding in which the director or officer is a witness or which is brought against such officer or director while serving at the request of the Company.

Insurance
The Company’s Restated Articles of Incorporation, as amended, authorize the purchase of insurance for indemnification purposes and that the right of indemnity in the Restated Articles of Incorporation, as amended, is not the exclusive means of indemnification.
Indemnification Agreements
The Company has entered into Indemnification Agreements with each of its directors that provides for additional indemnity protection for the directors, consistent with the provisions of the MBCA.
For the undertaking with respect to indemnification, see Item 17 below.
Item 15. Recent Sales of Unregistered Securities.
On December 12, 2008, we entered into a Letter Agreement and Securities Purchase Agreement — Standard Terms with the Treasury under the Capital Purchase Program (CPP) of the Troubled Asset Relief Program (TARP), pursuant to which we sold, and the Treasury purchased, for an aggregate purchase price of $72 million in cash, 72,000 shares of our Series A Preferred Stock and a warrant to purchase 346,154 shares of our common stock at an exercise price of $31.20 per share, subject to anti-dilution adjustments, which number and amount are adjusted for the 1-for-10 reverse stock split which occurred on August 31, 2010.
On April 16, 2010, we closed the Exchange Agreement with the Treasury, pursuant to which the Treasury accepted our newly issued shares of Series B Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock we issued to the Treasury under the Capital Purchase Program (CPP) of the Troubled Asset Relief Program (TARP), plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million). The shares of Series B Convertible Preferred Stock are convertible into shares of our common stock. Subject to the receipt of any applicable approvals, the Treasury has the right to convert the Series B Convertible Preferred Stock into our common stock at any time. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:
(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate Liquidation Amount of trust preferred securities are exchanged for our common stock under the exchange offers described in the Exchange Offer Prospectus we filed with the SEC on April 15, 2010 as part of a registration statement on Form S-4;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock.
The Series B Convertible Preferred Stock issued to the Treasury will convert into shares of our common stock at a 25% discount from the $1,000 liquidation value, subject to certain anti-dilution adjustments. At the time any shares of Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the Series B Convertible Preferred Stock being converted in cash or, at our option, in shares of our common stock, in which case the number of shares to be issued will be equal to the amount of accrued and unpaid dividends to be paid in common stock divided by the market price of our common stock at the time of conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock). Accrued and unpaid dividends on the Series B Convertible Preferred Stock totaled approximately $0.8 million at June 30, 2010.
Unless earlier converted, the Series B Convertible Preferred Stock will convert into shares of our common stock on the seventh anniversary of the issuance of the Series B Convertible Preferred Stock, subject to the prior receipt of any required regulatory and shareholder approvals.
As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 346,154 shares of our common stock. The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the exercise price of the Warrant to be consistent with the conversion price applicable to the Series B Convertible Preferred Stock described above.
All of these securities were sold in one or more private placements exempt from registration pursuant to Section 4(2) of the Securities Act. We did not engage in a general solicitation or advertising with regard to the issuance and sale of such securities and did not offer securities to the public in connection with this issuance and sale.

Item 16. Exhibits and Financial Statement Schedules

Exhibit
Number		Description
3 .1
Amended and Restated Articles of Incorporation, conformed through May 12, 2009 (incorporated herein by reference to Exhibit 3.1 to our Form S-4 Registration Statement dated January 27, 2010, filed under registration No. 333-164546).

3 .1	(a)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated February 1, 2010 and filed February 3, 2010).

3 .1	(b)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 9, 2010 and filed April 9, 2010).

3 .1	(c)
Certificate of Designations for Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

3 .1	(d)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated August 31, 2010 and filed August 31, 2010).

3 .2
Amended and Restated Bylaws, conformed through December 8, 2008 (incorporated herein by reference to Exhibit 3.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4 .1		Certificate of Trust of IBC Capital Finance II dated February 26, 2003 (incorporated herein by reference to Exhibit 4.1 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .2		Amended and Restated Trust Agreement of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.2 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .3		Preferred Securities Certificate of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.3 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .4		Preferred Securities Guarantee Agreement dated March 19, 2003 (incorporated herein by reference to Exhibit 4.4 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .5		Agreement as to Expenses and Liabilities dated March 19, 2003 (incorporated herein by reference to Exhibit 4.5 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .6		Indenture dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .7
First Supplemental Indenture of Independent Bank Corporation issued to IBC Capital Finance II dated as of April 1, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-4/A Registration Statement dated April 5, 2010, filed under registration No. 333-164546).

4 .8
8.25% Junior Subordinated Debenture of Independent Bank Corporation dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .9
Cancellation Direction and Release between Independent Bank Corporation, IBC Capital Finance II and U.S. Bank National Association dated as of June 23, 2010 and related Irrevocable Stock Power (incorporated herein by reference to Exhibit 4.9 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

4 .10
Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4 .11
Warrant dated December 12, 2008 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4 .12
Certificate for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

4 .13
Amended and Restated Warrant dated April 16, 2010 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

5 .1		Opinion of Varnum LLP.*

Exhibit
Number	Description
10 .1	Deferred Benefit Plan for Directors (incorporated herein by reference to Exhibit 10(C) to our report on Form 10-K for the year ended December 31, 1984).

10 .2
The form of Indemnity Agreement approved by our shareholders at its April 19, 1988 Annual Meeting, as executed with all of the Directors of the Registrant (incorporated herein by reference to Exhibit 10(F) to our report on Form 10-K for the year ended December 31, 1988).

10 .3
Non-Employee Director Stock Option Plan, as amended, approved by our shareholders at its April 15, 1997 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated July 28, 1997, filed under registration No. 333-32269).

10 .4
Employee Stock Option Plan, as amended, approved by our shareholders at its April 17, 2000 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated October 8, 2000, filed under registration No. 333-47352).

10 .5
The form of Management Continuity Agreement as executed with executive officers and certain senior managers (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 1998).

10 .6
Independent Bank Corporation Long-term Incentive Plan, as amended through April 26, 2005, (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 2005).

10 .7
Letter Agreement, dated as of December 12, 2008, between Independent Bank Corporation and the United States Department of the Treasury, and the Securities Purchase Agreement—Standard Terms attached thereto (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10 .8
Form of Letter Agreement executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10 .9
Form of waiver executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.3 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10 .10
Exchange Agreement, dated April 2, 2010, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 2, 2010 and filed on April 2, 2010).

10 .11
Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), Stefanie M. Kimball (Executive Vice President and Chief Lending Officer), and Mark L. Collins (Executive Vice President and General Counsel) (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 21, 2010).

10 .12
Technology Outsourcing Renewal Agreement, dated as of April 1, 2006, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10 to our report on Form 10-Q for the quarter ended March 31, 2006).

10 .13
Amendment to Technology Outsourcing Renewal Agreement, dated as of July 8, 2010, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated July 22, 2010 and filed July 27, 2010).

21 .1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to our report on Form 10-K for the year ended December 31, 2009).

23 .1	Consent of Crowe Horwath LLP.*

23 .2	Consent of Varnum LLP (as contained in Exhibit 5.1).*

24 .1	Power of Attorney.*

99 .1
Investment Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.1 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

Exhibit
Number	Description
99 .2
Registration Rights Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.2 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

*	Previously filed.
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ionia, state of Michigan, on October 28, 2010.
Independent Bank Corporation
(Registrant)

By:	/s/ Robert N. Shuster	Date: October 28, 2010
Robert N. Shuster
Executive Vice President and
Chief Financial Officer

     Pursuant to the requirements of the Securities Exchange Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Robert N. Shuster	Executive Vice President and Chief	October 28, 2010
Robert N. Shuster	Financial Officer (Principal Financial Officer)

*	Director, President and Chief Executive Officer	October 28, 2010
Michael M. Magee, Jr.	(Principal Executive Officer)

/s/ James J. Twarozynski	Senior Vice President and Controller	October 28, 2010
James J. Twarozynski	(Principal Accounting Officer)

*	Director	October 28, 2010
Donna J. Banks

*	Director	October 28, 2010
Jeffrey A. Bratsburg

*	Director	October 28, 2010
Stephen L. Gulis, Jr.

*	Director	October 28, 2010
Terry L. Haske

*	Director	October 28, 2010
Robert L. Hetzler

*	Director	October 28, 2010
James E. McCarty

*	Director	October 28, 2010
Charles A. Palmer

Director
Charles C. Van Loan

Director
Clarke B. Maxson

By:	/s/ Robert N. Shuster	October 28, 2010
* By Robert N. Shuster, Attorney in Fact

EXHIBIT INDEX

Exhibit
Number		Description
3 .1
Amended and Restated Articles of Incorporation, conformed through May 12, 2009 (incorporated herein by reference to Exhibit 3.1 to our Form S-4 Registration Statement dated January 27, 2010, filed under registration No. 333-164546).

3 .1	(a)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated February 1, 2010 and filed February 3, 2010).

3 .1	(b)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 9, 2010 and filed April 9, 2010).

3 .1	(c)
Certificate of Designations for Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

3 .1	(d)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated August 31, 2010 and filed August 31, 2010).

3 .2
Amended and Restated Bylaws, conformed through December 8, 2008 (incorporated herein by reference to Exhibit 3.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4 .1		Certificate of Trust of IBC Capital Finance II dated February 26, 2003 (incorporated herein by reference to Exhibit 4.1 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .2		Amended and Restated Trust Agreement of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.2 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .3		Preferred Securities Certificate of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.3 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .4		Preferred Securities Guarantee Agreement dated March 19, 2003 (incorporated herein by reference to Exhibit 4.4 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .5		Agreement as to Expenses and Liabilities dated March 19, 2003 (incorporated herein by reference to Exhibit 4.5 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .6		Indenture dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .7
First Supplemental Indenture of Independent Bank Corporation issued to IBC Capital Finance II dated as of April 1, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-4/A Registration Statement dated April 5, 2010, filed under registration No. 333-164546).

4 .8
8.25% Junior Subordinated Debenture of Independent Bank Corporation dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4 .9
Cancellation Direction and Release between Independent Bank Corporation, IBC Capital Finance II and U.S. Bank National Association dated as of June 23, 2010 and related Irrevocable Stock Power (incorporated herein by reference to Exhibit 4.9 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

4 .10
Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4 .11
Warrant dated December 12, 2008 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4 .12
Certificate for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

4 .13
Amended and Restated Warrant dated April 16, 2010 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

5 .1		Opinion of Varnum LLP.*

10 .1		Deferred Benefit Plan for Directors (incorporated herein by reference to Exhibit 10(C) to our report on Form 10-K for the year ended December 31, 1984).

Exhibit
Number	Description
10 .2
The form of Indemnity Agreement approved by our shareholders at its April 19, 1988 Annual Meeting, as executed with all of the Directors of the Registrant (incorporated herein by reference to Exhibit 10(F) to our report on Form 10-K for the year ended December 31, 1988).

10 .3
Non-Employee Director Stock Option Plan, as amended, approved by our shareholders at its April 15, 1997 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated July 28, 1997, filed under registration No. 333-32269).

10 .4
Employee Stock Option Plan, as amended, approved by our shareholders at its April 17, 2000 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated October 8, 2000, filed under registration No. 333-47352).

10 .5
The form of Management Continuity Agreement as executed with executive officers and certain senior managers (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 1998).

10 .6
Independent Bank Corporation Long-term Incentive Plan, as amended through April 26, 2005, (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 2005).

10 .7
Letter Agreement, dated as of December 12, 2008, between Independent Bank Corporation and the United States Department of the Treasury, and the Securities Purchase Agreement—Standard Terms attached thereto (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10 .8
Form of Letter Agreement executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10 .9
Form of waiver executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.3 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10 .10
Exchange Agreement, dated April 2, 2010, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 2, 2010 and filed on April 2, 2010).

10 .11
Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), Stefanie M. Kimball (Executive Vice President and Chief Lending Officer), and Mark L. Collins (Executive Vice President and General Counsel) (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 21, 2010).

10 .12
Technology Outsourcing Renewal Agreement, dated as of April 1, 2006, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10 to our report on Form 10-Q for the quarter ended March 31, 2006).

10 .13
Amendment to Technology Outsourcing Renewal Agreement, dated as of July 8, 2010, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated July 22, 2010 and filed July 27, 2010).

21 .1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to our report on Form 10-K for the year ended December 31, 2009).

23 .1	Consent of Crowe Horwath LLP.*

23 .2	Consent of Varnum LLP (as contained in Exhibit 5.1).*

24 .1	Power of Attorney.*

99 .1
Investment Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.1 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

Exhibit
Number	Description
99 .2
Registration Rights Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.2 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

*	Previously filed.